GLMX Technologies, LLC

SECURITY-BASED SWAP EXECUTION FACILITY RULES

TABLE OF CONTENTS

CHAPTER 1.   DEFINITIONS; INTERPRETATION; AMENDMENTS

101.   Defined Terms

Unless otherwise specified in these Rules or unless the context otherwise requires, the terms defined below in this Rule 101 shall for all purposes of these Rules have the meanings specified herein.

AAA

The term "AAA" means the American Arbitration Association.

Affiliate

An "Affiliate" of, or a Person "Affiliated" with, another Person means a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

API

The term "API" means application programming interface.

Appellate Panel

The term "Appellate Panel" means a panel appointed by the Board pursuant to Rule 716(g), that is authorized to hear appeals.

Applicable Law

The term "Applicable Law" means, with respect to any Person, any statute, law, regulation, rule or ordinance of any governmental authority, or self-regulatory organization applicable to such Person, including without limitation the Exchange Act and SEC Regulations.

Audit Trail

The term "Audit Trail" has the meaning given to that term in Rule 505(a).

Authorized User

The term "Authorized User" means any natural person who is an agent or employee of a Participant or any other Person that has been authorized to access the SBSEF. In the case a computer or system is used to access the SBSEF via an API, the natural person designated to be responsible for such computer or system's activity on the SBSEF shall be the Authorized User.

Beneficial Ownership or Beneficially Owned

The term "Beneficial Ownership," or an interest "Beneficially Owned" by any Person, means, with respect to an account, a direct or indirect (through one or more subsidiaries or Affiliates) pecuniary interest in the account (through any Security-Based Swap, arrangement, understanding, relationship or otherwise).

Board

The term "Board" means the governing body of the Company, constituted in accordance with the LLC Agreement, these Rules and Applicable Law, and comprised of the managers of the Company (referred to herein as "Directors").

Cancel Order

The term "Cancel Order" means an Order that cancels fully or partially an existing Order.

Cancel Replace Order

The term "Cancel Replace Order" means an Order to cancel fully or partially an existing Order and replace it with a new Order for a different quantity or price.

Chief Compliance Officer

The term "Chief Compliance Officer" (or "CCO") means the individual appointed by the Board from time to time to oversee compliance matters in accordance with Rule 211.

Chief Executive Officer

The term "Chief Executive Officer" (or "CEO") means the individual appointed by the Board from time to time to serve as chief executive officer of the Company.

Chief Operating Officer

The term "Chief Operating Officer" (or "COO") means the individual appointed by the Board from time to time to serve as chief operations officer of the Company.

Clearing Agency

The term "Clearing Agency" means an entity registered with the SEC as a clearing agency pursuant to Section 17A of the Exchange Act (15 USC § 78q-1). For the avoidance of doubt, the Company does not submit Security-Based Swaps to a Clearing Agency and does not have any agreement or arrangement with a Clearing Agency for Security-Based Swaps.

Client Account

The term "Client Account" means a Person that has granted investment discretion to trade on its behalf.

Company

The term "Company" means GLMX Technologies, LLC.

Company Official

The term "Company Official" means any Officer of, or individual employed directly by, the Company or any individual rendering similar services on behalf of the Company under a secondment agreement.

Compliance Department

The term "Compliance Department" means the CCO and the individuals under the supervision of the CCO who are responsible for enforcing these Rules and conducting investigations of alleged violations of these Rules. As the term is used herein, the Compliance Department includes: (i) the Company's compliance staff dedicated to enforcing these Rules and performing services directly related to the Company's compliance with Applicable Law and (ii) employees of other divisions of the Company or its Affiliates who have certain regulatory responsibilities with respect to the Company.

Control

The term "Control," including the terms "Controlling," "Controlled by" and "under common Control with," means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities or otherwise.

Designated Contact

The term "Designated Contact" means a natural person who is designated, pursuant to Rule 416, by a Participant with the authority to receive Notices and other communications from the Company to the Participant. The Designated Contact may, but need not be, an Authorized User.

Director

The term "Director" means any member of the Board.

Disciplinary Offense

The term "Disciplinary Offense" shall have the meaning set forth in Rule 209(c).

Disciplinary Panel

The term "Disciplinary Panel" means the panel appointed pursuant to Rule 710 to conduct hearings in connection with disciplinary proceedings (other than summary impositions of fines pursuant to Rule 717), to make findings, render decisions, and impose sanctions pursuant to Chapter 7 of the Rules.

Electronic Access

The term "EA" or "Electronic Access" means electronic access to the SBSEF's Order Book and execution functionality through direct electronic connection.

Eligible Contract Participant

The term "Eligible Contract Participant" has the meaning given to that term under Section 1a(18) of the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission thereunder.

Emergency

The term "Emergency" has the meaning given to that term in Rule 412(a).

Exchange Act

The term "Exchange Act" or "Securities Exchange Act of 1934" means the law set forth at 15 U.S.C. § 78a, *et. seq.*

Final Decision

The term "Final Decision" shall have the meaning set forth in Rule 209(c).

Introducing Agent

The term "Introducing Agent" means a broker, as defined in the Exchange Act (15 USC § 78c(a)(77), or any Person that is exempt from such registration (or not required under Applicable Law to so register). As of the date of this Rulebook, Introducing Agents are not permitted to intermediate security-based swaps on the SBSEF (though any such entity may transact in security-based swaps as a principal, so long as they meet the criteria for a Participant set forth herein).

Investigation Report

The term "Investigation Report" has the meaning given to that term in Rule 703.

Legal Team

The term "Legal Team" means the function of the SBSEF, including any relevant external counsel, that is responsible for the legal and regulatory affairs of the SBSEF.

LLC Agreement

The term "LLC Agreement" means the Limited Liability Company Agreement of GLMX Technologies, LLC, as amended, supplemented or otherwise modified from time to time.

Major Security-Based Swap Participant

The term "Major Security-Based Swap Participant" has the meaning given to that term in the Exchange Act (15 USC § 78c(a)(67).

Market Data

The term "Market Data" means any and all data and other information contained in, displayed on, generated by or derived from the SBSEF or transactions in Security-Based Swaps entered into pursuant to these Rules, including Orders, RFQs, prices and volumes.

Message Traffic

The term "Message Traffic" means electronic transmissions of Orders, Order modifications, Cancel Orders, Cancel Replace Orders, RFQs, trade reports and other messages entered into the SBSEF by or through an Authorized User or sent to an Authorized User by the Company. Depending on the context, Message Traffic may refer to one-way or two-way transmissions.

Non-U.S. Person

The term "Non-U.S. Person" means any person that does not meet the definition of a "U.S. Person," as defined herein. Note that the Company does not permit Non-U.S. Person Participants to transact in Security-Based Swaps on the SBSEF to the extent that such Trades are arranged, negotiated or executed by personnel located in a U.S. branch or office of a non-U.S. Person Participant, or by personnel of an agent of such non-U.S. Person Participant located in a U.S. branch of office.

Notice to Participants

The term "Notice to Participants" means a communication sent by or on behalf of the Company to all Participants, as described in Rule 310.

Officer

The term "Officer" means any officer of the Company.

Operational Contact

The term "Operational Contact" means a natural person who is designated, pursuant to Rule 416, by a Participant to be available by telephone, or other reasonable communication method as determined by the Company, at any time one of its Authorized Users is accessing the SBSEF. The Operational Contact may, but need not be, an Authorized User.

Order

The term "Order" means an actionable firm bid or offer for a Security-Based Swap (i) displayed in the Order Book, (ii) transmitted as a response to an RFQ, (iii) transmitted by acceptance of a response to an RFQ or (iv) any modification thereof. The term "Order" does not include an RFQ request nor a response to an RFQ that is not a firm bid or offer.

Order Book

The term "Order Book" means the portion of the SBSEF in which Participants in the trading system or platform have the ability to enter Orders designated for the Order Book, observe or receive such Orders entered by other Participants, and execute such Orders.

Owner

The term "Owner" means any Person holding an ownership interest in the Company or defined as a "Member" in the LLC Agreement.

Participant

The term "Participant" refers to Security-Based Swap Dealers, funds, and other such Persons with Trading Privileges. A Participant may be acting as a principal or on behalf of one or more Client Accounts, provided that the term "Participant" shall not include any such Client Accounts.

Permitted Transaction

The term "Permitted Transaction" means any transaction not involving a Security-Based Swap that is subject to the trade execution requirement under Section 3C(h) of the Exchange Act.

Person

The term "Person" means any natural person, association, partnership, limited liability company, joint venture, trust or corporation.

Pre-Execution Communication

The term "Pre-Execution Communication" means a communication between two Persons for the purpose of establishing the terms of an Order prior to entering into a Trade, including any communication that involves pre-determination of the size, side of market, or price of such an Order; provided that any communication between two

Persons that involves an agreement to enter into a Trade between the parties that legally binds the parties to such Trade shall not be considered a Pre-Execution Communication.

Primary Trade Information

The term "Primary Trade Information" means the Security-Based Swap trade information required to be reported to a security-based swap data repository, in accordance with SEC Regulation 242.901(c).

Proprietary Information

The term "Proprietary Information" has the meaning given to that term in Rule 1104(d).

Public Director

The term "Public Director" means a director of the Company with the qualifications described in Rule 208.

Regulation SBSR

The term "Regulation SBSR" means the SEC Regulation on Regulatory Reporting and Public Dissemination of Security-Based Swap Information, set forth at 17 CFR 242.900-242.909.

Regulation SE

The term "Regulation SE" means the SEC Regulation on the Registration and Regulation of Security-Based Swap Execution Facilities, set forth at 17 CFR 242.800-242.835.

Reporting Side

The term "Reporting Side" has the meaning set forth in SEC Regulation 242.900(gg).

RFQ

The term "RFQ" means a request for quote sent in accordance with these Rules.

Rule or Rules

The term "Rule" means any rule adopted or amended, from time to time, by the Company related to or in respect of the operation of, or business conducted on, the SBSEF (including all those set forth in this Rulebook).

SBSEF

The term "SBSEF" means the Security-Based Swap Execution Facility operated by the Company and registered as such with the SEC.

SBSEF Data

The term "SBSEF Data" means any and all data and other information related to Security-Based Swap activities on the SBSEF or pursuant to this Rulebook, including but not limited to Market Data.

SEC

The term "SEC" means the Securities and Exchange Commission and includes any successor agency or authority.

SEC Regulation

The term "SEC Regulation" means any rule, regulation, order or directive and any published interpretation thereof adopted or promulgated from time to time by the SEC.

Security

The term "Security" has the meaning given to that term under Section 3(a)(10) of the Exchange Act.

Security-Based Swap

The term "Security-Based Swap" has the meaning given to that term in the Exchange Act (15 USC § 78c(a)(68)).

Security-Based Swap Data Repository

The term "Security-Based Swap Data Repository" (or "SBSDR") means any person that is registered with the SEC as such, pursuant to Section 13(n) of the Exchange Act (15 U.S.C. 78m(n)).

Security-Based Swap Dealer

The term "Security-Based Swap Dealer" has the meaning given to that term in the Exchange Act (15 USC § 78c(a)(71)).

Standing Committee

The term "Standing Committee" means each of committee of the Board that is required by the SEC. At present, the Company has no Standing Committees.

Subscription Agreement

The term "Subscription Agreement" means the agreement between a Participant and the Company that allows the Participant to access the SBSEF pursuant to the Rules. References to Subscription Agreements shall include their addendums, unless provided otherwise. For the avoidance of doubt, an agreement between Participant and the Company that provides for access to the Company's platform but does not reference the SBSEF or security-based swaps will not be considered a Subscription Agreement for the purposes of these Rules.

Terms Incorporated by Reference

The term "Terms Incorporated by Reference" has the meaning given to that term in Rule 1101(b)(i).

Trade

The term "Trade" means a Security-Based Swap transaction that is executed on the SBSEF.

Trade Record

The term "Trade Record" means a written or electronic confirmation from the SBSEF to each counterparty to a Trade with all of the agreed-upon terms of the Trade.

Trading Hours

The term "Trading Hours" means, with respect to any Security-Based Swap, the hours during which the SBSEF is regularly open for the trading of such Security-Based Swap.

Trading Privileges

The term "Trading Privileges" means the rights associated with allowing a Person to enter into Trades, such as allowing that Person's Authorized Users to enter Orders or RFQs, respond to RFQs, enter into Trades and otherwise effect Security-Based Swap transactions on the SBSEF, either on that Person's own behalf or on behalf of Client Accounts.

Uncleared Security-Based Swap

The term "Uncleared Security-Based Swap" means a Security-Based Swap other than a Security-Based Swap that is submitted for clearing at a Clearing Agency. As of the date of this Rulebook, all Security-Based Swaps executed on the SBSEF will be Uncleared Security-Based Swaps.

Underlying Instrument

The term "Underlying Instrument" means, with respect to a Security-Based Swap, the good, right, security, index or other asset or measure which is the subject of that Security-Based Swap.

Unique Identification Code or UIC

The term "Unique Identification Code" or "UIC" means a unique identification code assigned to a person, unit of a person, product or transaction, including an Ultimate Parent ID, Transaction ID, Trading Desk ID, Trader ID, Product ID, Platform ID, Execution Agent ID, Counterparty ID, Broker ID and Branch ID, each as defined in Regulation SE (17 CFR 242.900).

U.S. Person

The term "U.S. Person" has the meaning set forth in the SEC's final rule defining "Swap," "Security-Based Swap" and "Security-Based Swap Agreement." (17 CFR 240.3a71-3(a)(4)).

User ID

The term "User ID" means a unique identification number assigned by the Company to an Authorized User.

102.   Rules of Interpretation

For all purposes of these Rules, except as otherwise expressly provided herein or unless the context otherwise requires:

(a)   the terms defined in these Rules include the plural as well as the singular and *vice versa*;

(b)   words importing gender include all genders;

(c)   any reference to a Chapter, Rule or Appendix refers to a Chapter or Rule of, or Appendix to, these Rules;

(d)   any reference to these Rules refers to these Rules, including all Appendices hereto, and the words herein, hereof, thereto, hereto and hereunder and words of similar import refer to these Rules and their Appendices as a whole and not to any particular Chapter, Rule, Appendix or any other subdivision;

(e)   references to days, months and years refer to calendar days, months and years, respectively;

(f)   all references herein to "including" are deemed to be followed by the words "without limitation;" and

(g)   any term used but not defined herein that is defined in the Exchange Act or SEC Regulations shall have the meaning assigned to it therein.

103.   Effect of Titles

The titles of these Rules have been inserted for convenience of reference only and shall not affect the meaning of these Rules.

104.   Amendment of Rules

The Board may adopt new Rules and may amend or repeal existing Rules. All such new Rules, amendments or repeals shall become effective on the date specified by the Board or its designee (subject to any required filing with, or approval thereof by, the SEC).

CHAPTER 2.   GOVERNANCE

201.   Board of Directors

(a)   The business and affairs of the Company shall be managed by the Board in accordance with the LLC Agreement.

(b)   At all times, at least 20% of the Directors shall be Public Directors. Each Director (including Public Directors) shall be elected in accordance with the LLC Agreement, and shall serve for a term of two years from the date of his or her election (or the remainder of any Public Director term to which he or she is elected as a replacement) and until his or her successor is duly appointed, or until his or her earlier resignation, removal for cause or dismissal pursuant to the LLC Agreement.

(c)   To qualify as a Public Director, an individual must be found, by action of the Board, to have no material relationship with the SBSEF. The Board must make such finding upon the nomination or appointment of the Director and as often as necessary in light of all circumstances relevant to such Director, but in no case less than annually.

(i)   A "material relationship" is one that reasonably could affect the independent judgment or decision-making of the Director. In making the finding specified in this Rule, the Board need not consider previous service as a Director of the SBSEF to constitute a "material relationship." A Director shall be considered to have a "material relationship" with the SBSEF if any of the following circumstances exist or have existed within the past year:

(A)   Such Director is an Officer or an employee of the SBSEF, or an officer or an employee of an Affiliate of the SBSEF;

(B)   Such Director is a Participant or material Owner of the SBSEF;

(C)   Such Director is a director, an officer, or an employee of a Participant or Owner of the SBSEF;


(D) Such Director is an officer of another entity, which entity has a compensation committee (or similar body) on which any Officer of the SBSEF serves;

(E) Such Director, or an entity with which the Director is a partner, an officer, an employee, or a director, receives more than $100,000 in combined annual payments for legal, accounting, or consulting services from the SBSEF or its Affiliate, any Participant, or any Affiliate of such Participant. Compensation for services as a Director of the SBSEF or as a director of an Affiliate thereof does not count toward the $100,000 payment limit, nor does deferred compensation for services rendered prior to becoming a Director, so long as such compensation is in no way contingent, conditioned, or revocable; or


(d) Any of the relationships set forth in Rule 201(c)(i) apply to the "immediate family" of such Director (*i.e.*, spouse, parents, children, and siblings) in each case, whether by blood, marriage, or adoption, or any natural person residing in the home of the Director or that of his or her "immediate family."

(e) A Public Director of the SBSEF may also serve as a public director of an Affiliate of the SBSEF if he or she otherwise meets the requirements set forth in Rule 201(c).

(f) The compensation of Public Directors and other non-executive members of the Board shall not be linked to the business performance of the Company.

202. Standing Committees

(a) As described in Chapter 2 of these Rules, the Board, if required by SEC Regulations, shall have certain Standing Committees, which may include a nominating committee, participant committee and regulatory oversight committee.

(b) Except as otherwise specified by these Rules, the members of Standing Committees shall be appointed in accordance with the LLC Agreement and, at all times, shall conform to the requirements of Applicable Law. The Board shall designate the chairperson of each Standing Committee.

(c) Each Standing Committee shall assist in the supervision, management and control of the affairs of the Company within its particular area of responsibility.

(d) Subject to the authority of the Board and Applicable Law, each Standing Committee shall determine the manner and form in which its proceedings shall be conducted.

(e) At this time, the Board has no Standing Committees. Not later than the compliance date of any SEC Regulations related to SBSEF Standing Committees that are applicable to the Company, the Board shall establish any Standing Committees, as required, and shall designate certain of its members to serve on such Standing Committees in accordance with such SEC Regulations.

203. **Reserved**

204. **Reserved**

205. **Reserved**

206. **Reporting to the SEC**

If the Board rejects a recommendation or supersedes an action of one of the Standing Committees, the Company shall submit a written report to the SEC detailing: (i) the recommendation of or action proposed to be taken by the Standing Committee; (ii) the rationale for such recommendation or action; (iii) the rationale of the Board for rejecting such recommendation or superseding such action; and (iv) the course of action that the Board decided to take contrary to such recommendation or action.

207. **Additional Committees and Panels**

(a)   The Board may create such additional committees of the Board as it may deem necessary or advisable.

(b)   In addition to the Standing Committees, the Board may from time to time constitute and appoint, by rule or resolution, special committees of the Board and designate their composition, responsibilities and powers. The provisions regarding Standing Committees in Rule 202 shall apply *mutatis mutandis* to any such special committees.

(c)   The Company may create additional committees or panels of the Company for such purposes as may from time to time be necessary or advisable. Members of each such committee or panel may be members of the Board, Participants (if individuals) or any of their Authorized Users or such other individuals as may be qualified to serve on such committee or panel.

(d)   Each Disciplinary Panel and Appellate Panel will include sufficiently different membership interests so as to ensure fairness and to prevent special treatment or preference for any Person in the conduct of such panel's responsibilities.

208. **Public Director Qualifications**

To serve as a Public Director of the Board and any of the Standing Committees as and when may be required by applicable SEC Regulations and Rules 201 through 204 above, an individual must meet the qualifications of a Public Director specified by such SEC Regulations, this Rulebook and other Applicable Law in effect for the period of such service.

209. **Eligibility**

(a)   No Person may serve as a Director, Officer or member of a Standing Committee, Disciplinary Panel or Appellate Panel if the Person:

(i)   was found within the past three years by a Final Decision of a self- regulatory organization, an administrative law judge, a court of competent jurisdiction or the SEC to have committed a Disciplinary Offense;

(ii)   entered into a settlement agreement within the past three years with a court of competent jurisdiction or the SEC in which any of the findings or, in absence of such findings, any of the acts charged, included a Disciplinary Offense;

(iii)   is currently suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either

(A)   a finding by a Final Decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the SEC that such Person committed a Disciplinary Offense, or (B) a settlement agreement in which any of the findings or, in absence of such findings, any of the acts charged, included a Disciplinary Offense;

(iv)   is currently subject to an agreement with the SEC or any self-regulatory organization not to apply for registration with the SEC or membership in such self-regulatory organization;

(v)   is currently subject to or has had imposed on him within the past three years a SEC registration revocation or suspension in any capacity for any reason, or has been convicted within the past three years of any felony; or

(vi)   is currently subject to a denial, suspension or disqualification from serving on a Disciplinary Panel, Appellate Panel or governing board of any self-regulatory organization as that term is defined in the Exchange Act (15 USC § 78c(a)(26).

(b)   Upon the occurrence of an event listed in this Rule 209 with respect to a Director, Officer or member of a Standing Committee, Disciplinary Panel or Appellate Panel, such Person shall disclose the occurrence of such event to the CCO or his designee.

(c)   For purposes of this Rule 209, the terms "Disciplinary Offense" and "Final Decision," shall have the meanings set forth in Regulation SE (17 CFR 242.819(i)(6)).

210.   Officers

The Board shall appoint a CEO, a COO, a CCO and such other officers of the Company as it may deem necessary or appropriate from time to time, in each case for such term and on such other conditions as it sees fit. Any Officer may also be a member, manager, director, officer, partner or employee of the Company or any of its Affiliates.

211. **Chief Compliance Officer**

(a)   The Board shall designate an individual to serve as the CCO of the Company. The CCO shall:

(i)   report directly to the CEO;

(ii)   oversee and review the Company's compliance with the Core Principles set forth in Part 242 of the SEC Regulations;

(iii)   resolve, in consultation with the Board or the CEO, any conflicts of interest that may arise, including:

(A)   conflicts between business considerations and compliance requirements, including the requirement that the Company provide fair, open and impartial access in accordance with SEC Regulation 242.819(c) (Access Requirements); and

(B)   conflicts between the Company's management and members of the Board;

(iv)   establish and administer written policies and procedures reasonably designed to prevent violations of the Applicable Law;

(v)   take reasonable steps to ensure compliance with Applicable Law;

(vi)   establish procedures for the remediation of noncompliance issues identified by the CCO through Compliance Department reviews, look- backs, internal or external audit findings, self-reported errors or validated complaints;

(vii)   establish and follow appropriate procedures for the handling, management response, remediation, retesting, and closing of noncompliance issues;

(viii)   establish and administer a compliance manual designed to promote compliance with the applicable laws, rules, and regulations and a written code of ethics designed to prevent ethical violations and to promote honesty and ethical conduct;

(ix)   supervise the Company's self-regulatory program with respect to trade practice surveillance, market surveillance, real-time market monitoring, compliance with audit trail requirements, enforcement and disciplinary proceedings, audits, examinations, and other regulatory responsibilities with respect to Participants, Authorized Users, all Persons using any Participant's User IDs, and all other Persons subject to the jurisdiction of the SBSEF under Rule 301, and, in addition to the foregoing in this Rule 211(a)(ix), exercise supervisory authority over all staff acting at the direction of the CCO;

(x) provide any information regarding the Company's self-regulatory program that is requested by the Board;

(xi) supervise the effectiveness and sufficiency of any regulatory services provided to the Company by a regulatory service provider in accordance with SEC Regulation 242.819(e) (Regulatory Services Provided by a Third Party); and

(xii) prepare the Company's annual compliance report, in accordance with SEC Regulation 242.831 (Designation of Chief Compliance Officer), and submit the completed report to the Board and SEC.

(b) No individual disqualified from registration pursuant to the criteria set forth in SEC Regulation 242.819(i) may serve as CCO.

211. Confidentiality

No Company Official, member of the Board, any committee established by the Board, or any Disciplinary Panel or Appellate Panel shall use or disclose any "material information non-public information" obtained in connection with the performance of his official duties for any purpose other than the performance of such official duties.

212. Conflicts of Interest

(a) *Definitions*. For purposes of this Rule 213, the following definitions shall apply:

(i) The term "member's affiliated firm" shall mean a firm in which a member of the relevant deliberating body is an employee.

(ii) The term "named party in interest" shall mean a Person that is identified by name as a subject of any matter of a Rule enforcement or any disciplinary matter or appeal being considered by the Board, a Disciplinary Panel or oversight panel.

(iii) The term "significant action" shall mean any action taken by the Company, including without limitation a change of any Rule, to address an Emergency.

(b) *Named Party in Interest Conflict*.

(i) *Prohibition*. No Officer or member of the Board, Standing Committee, Disciplinary Panel or Appellate Panel shall knowingly participate in deliberations or voting in any matter, including the discipline and enforcement procedures listed in Chapter 7 of this Rulebook, when such individual:

(A) is a named party in interest;

(B)   is an employer or employee or fellow employee of a named party in interest, or is a secondee from or placed at a named party in interest or an entity that employs a named party in interest;

(C)   has any other significant, ongoing business relationship with a named party in interest;

(D)   has a family relationship with a named party in interest. For purposes of this paragraph (b)(i)(D), the term "family relationship" shall mean with respect to a Person, such Person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece or in-law;

(E)   has a direct and substantial financial interest in the result of the deliberations or vote based upon trades or positions that could reasonably be expected to be affected by such Company proceeding or Emergency. A direct and substantial financial interest includes (but is not limited to) trades and positions in accounts of, controlled by, or Affiliated with that individual that could reasonably be expected to be affected by such deliberations or vote; or

(F)   has a conflict between the exercise of the authority by the Director, Officer, member of any Standing Committee, Disciplinary Panel Member or Appellate Panel Member concerning such Company proceeding or Emergency and his or her personal interests due to any other circumstances.

(ii)   *Chief Compliance Officer Recusal*. Where the CCO's participation in a deliberation, vote or procedure would be prohibited pursuant to paragraphs (b)(i) or (c)(i) of this Rule 213, the CCO shall recuse himself or herself from such deliberation, vote or procedure giving rise to the conflict, and the Deputy CCO shall fulfill all of the CCO's obligations and duties for the specific deliberation, vote or procedure giving rise to the conflict. If the Deputy CCO's participation would also be prohibited pursuant to paragraphs (b)(i) or (c)(i) of this Rule 213, the Board shall appoint an individual without such conflict and meeting, to the greatest extent practicable, the requirements of a CCO to fulfill the CCO's obligations and duties for the specific deliberation, vote or procedure giving rise to the conflict.

(iii)   *Disclosure*. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body shall disclose to the CCO, or his or her designee, whether such member has or believes that he or she may have one of the relationships listed in paragraph (b)(i) with a named party in interest.

(iv)   *Procedure and Determination*. The CCO, or his or her designee, shall determine whether any member of the relevant deliberating body is subject to a conflicts restriction under this Rule 213. Such determination shall be based upon a review of the following information:

(A)   any information provided by such member pursuant to Rule 213(b)(iii) and any additional information requested by the CCO or his designee; and

(B)   any other relevant information that is held by the Company or obtained from a reasonably available source that the CCO or his designee reasonably believes to be accurate.

(c)   *Financial Interest in a Significant Action Conflict*.

(i)   *Prohibition*. No Officer or member of the Board, Standing Committee, Disciplinary Panel or Appellate Panel shall participate in deliberations and voting on any significant action, including the discipline and enforcement procedures listed in Chapter 7 of this Rulebook, if such individual knows or reasonably should know that he or she has a direct or indirect substantial financial interest in the result of the deliberation or vote, based upon positions in Security-Based Swaps or related Underlying Instruments that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this paragraph (c).

(ii)   *Disclosure*. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting must disclose to the CCO, or his or her designee, any information that may be relevant to a determination of whether such member has a direct and substantial financial interest in the result of the vote, including:

(A)   any positions, whether maintained at the SBSEF or elsewhere, held in such member's personal accounts or the proprietary accounts of such member's Affiliated firm, that the Company reasonably expects could be affected by the significant action.

(iii)   *Procedure and Determination*. The CCO, or his or her designee, shall determine whether any member of the relevant deliberating body is subject to a conflicts restriction under this paragraph (c) based upon a review of the most recent large user reports and clearing records available to the Company, information provided by such member with respect to positions pursuant to clause (ii) above and any other source of information that is held by and reasonably available to the Company that the CCO or his designee deems to be accurate, taking into consideration the exigency of the significant action being contemplated.

(iv)   *Deliberation Exemption*. Any Officer or member of the Board, Standing Committee, Disciplinary Panel or Appellate Panel who would otherwise be required to abstain from deliberations and voting pursuant to this paragraph (c) (excluding the CCO) may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination, the deliberating body shall fully consider any information disclosed pursuant to paragraph (c)(ii). In making its determination, the deliberating body shall consider:

(A) whether such member's participation in deliberations is necessary to achieve a quorum; and

(B) whether such member has unique or special expertise, knowledge or experience in the matter being considered.

(d) *Documentation*. The minutes of any meeting to which the conflicts determination procedures set forth in this Rule 213 apply shall reflect the following information:

(i) the names of all members of the relevant deliberating body who attended such meeting in person or who otherwise were present by electronic means;

(ii) the name of any member of the relevant deliberating body who voluntarily recused himself or was required to abstain from deliberations or voting on a matter and the reason for the recusal or abstention, if stated;

(iii) information that was reviewed for each member of the relevant deliberating body, including position information in the case of a significant action conflict; and

(e) any determination made in accordance with paragraph (c)(iii) above.

213. Maintenance of Books and Records by the Company

(a) The Company shall keep, or cause to be kept, all books and records required to be maintained pursuant to Regulation SE, including SEC Regulation 242.826 (Recordkeeping). Accordingly, the Company is required to maintain records of all activities related to the business of the SBSEF, including a complete audit trail, in form and manner acceptable to the SEC, for a period of five years.

(b) The Company shall retain all such books and records for the life of each Trade transacted pursuant to these Rules for five years following the termination, maturity, expiration, transfer, assignment or novation date of such Trade, and shall make such books and records readily accessible for inspection, in each case in the form and manner required under SEC Regulations, including SEC Regulation 242.826.

(c) Copies of records shall promptly be provided, at the expense of the SBSEF, to any representative of the SEC upon request. Copies of records shall be provided either by electronic means, in hard copy, or both, as requested by the SEC.

(d)   The Company shall report to the SEC, in a form and manner acceptable to the SEC, such information as the SEC determines to be necessary or appropriate for the SEC to perform the duties of the SEC under Regulation SE.

(e)   The Company may disclose, to any government agency, self-regulatory organization or other Person, information concerning or associated with a Participant or other Person if the Company believes such disclosure is necessary and appropriate in exercising a legal or regulatory function, whether or not a formal arrangement governing the disclosure exists or a request for information was made.

(f)   The Company shall keep a permanent record of the true name, address, and principal occupation or business of any Non-U.S. Person Participant that executes Trades on the SBSEF. Upon request, the Company will provide information on the name of any person guaranteeing such transactions or exercising any control over the trading of such Non-U.S. Person Participants.

CHAPTER 3.   TRADING PRIVILEGES, ACCESS TO THE SBSEF

301.   Jurisdiction

ANY PERSON INITIATING OR EXECUTING A TRANSACTION ON OR SUBJECT TO THE RULES OF THE SBSEF DIRECTLY, AS AN AGENT OR THROUGH ANY INTERMEDIARY; ANY PERSON FOR WHOSE BENEFIT SUCH A TRANSACTION IS INITIATED OR EXECUTED; AND ANY PERSON WHO HELPS FACILITATE SUCH A TRANSACTION, SHALL BE DEEMED TO CONSENT TO (I) BE BOUND BY, AND COMPLY WITH, THE RULES AND APPLICABLE LAW, TO THE EXTENT APPLICABLE TO IT; (II) SUBMIT TO THE JURISDICTION OF THE COMPANY WITH RESPECT TO ANY AND ALL MATTERS ARISING FROM, RELATED TO, OR IN CONNECTION WITH, ITS STATUS, ACTS OR OMISSIONS ON THE SBSEF; AND (III) TO THE EXTENT APPLICABLE TO IT, ASSIST THE COMPANY IN COMPLYING WITH ITS LEGAL AND REGULATORY OBLIGATIONS, COOPERATE WITH THE COMPANY AND ANY GOVERNMENTAL AUTHORITY HAVING JURISDICTION OVER THE COMPANY IN ANY INQUIRY, INVESTIGATION, AUDIT, EXAMINATION OR PROCEEDING, AND AUTHORIZE THE COMPANY OR ITS AFFILIATES TO PROVIDE INFORMATION REGARDING THE COMPANY TO ANY SELF-REGULATORY ORGANIZATION TO FULFILL ANY OF THE COMPANY'S OBLIGATIONS UNDER THE RULES OR THE APPLICABLE LAW.

302.   Trading Privileges Eligibility

(a)   Subject to the requirements, procedures and conditions described in this Chapter 3 and any limitation, restriction or revocation from time to time imposed by the Company, Trading Privileges to the SBSEF shall be provided solely to Participants.

(b)   A Person that desires to obtain Trading Privileges and become a Participant shall:

(i)   be, and represent in writing to the Company that it is, an Eligible Contract Participant;

(ii) provide such information and documentation as may be reasonably requested by the Company, and comply with the procedures established by the Company for admission;

(iii) distribute the Rules and Notices to Participants to its Authorized Users pursuant to Rule 310(d);

(iv) submit a completed, signed Subscription Agreement to the Company; and

(v) if such Person is a Non-U.S. Person:

  (A) represent and certify to the Company that it is in compliance with the registration or authorization requirements of its home country or provide a brief explanation as to why such requirements, if any, are not applicable;

  (B) represent and certify to the Company that it is regulated in its home country by a financial regulatory authority with respect to the maintenance of relevant books and records or provide a brief explanation as to why such requirements, if any, are not applicable;

  (C) represent and certify to the Company that it is subject to regular inspections and examinations by such home country regulator or provide a brief explanation as to why such requirements, if any, are not applicable;

  (D) represent and certify to the Company that no personnel located in a U.S. branch or office of such Non-U.S. Person or an agent of such Non-U.S. Person will arrange, negotiate or execute any Security-Based Swaps on the SBSEF; and

  (E) make such other representations as the Company deems necessary to comply with Applicable Law.

(c) At all times, each Participant must comply with all applicable eligibility criteria required pursuant to these Rules and shall notify the Company immediately if it ceases to meet any of such applicable eligibility criteria.

(d) A Person whose application for Trading Privileges has been denied or granted conditionally pursuant to this Rule 302, and any Participant or Authorized User whose Trading Privileges or status, respectively, is revoked, suspended or limited pursuant to Rules 303 or 305, may appeal the Company's decision in accordance with the provisions of Chapter 7. A determination of the Company to revoke, suspend or limit a Person's access to the SBSEF pursuant to Rules 303 and 305 shall not take effect until the review procedures under Chapter 7 have been exhausted or the time for review has expired.

303.   Trading Privileges Restrictions

(a)   Trading Privileges are non-transferable, non-assignable and may not be sold or leased. Neither a Participant nor its Authorized Users shall obtain any equity or other interest in the Company, including voting rights or rights to receive any dividends or other distributions, whether arising from a dissolution, merger or consolidation involving the Company or otherwise, by virtue of obtaining Trading Privileges.

(b)   Subject to Rule 303(h), the Company may deny Trading Privileges to any Participant:

    (i)   if such Participant is unable to satisfactorily demonstrate a capacity to adhere to all applicable Rules and Applicable Law;

    (ii)   if such Participant would bring the Company into material disrepute, as determined by the Company in its sole but reasonable discretion; or

    (iii)   for such other good cause as the Company reasonably and in good faith may decide.

(c)   Subject to Rule 303(h), the Company may determine not to permit a Participant to keep its Trading Privileges, or may suspend, remove or limit such Trading Privileges, if, after such Trading Privileges have been approved, the Participant:

    (i)   fails to meet any of the qualification requirements for Trading Privileges;

    (ii)   fails to meet any condition placed by the Company on such Trading Privileges;

    (iii)   violates any agreement with the Company;

    (iv)   has summary action taken against it by the Company pursuant to Rules 717 or 718; or

    (v)   is sanctioned under Rule 715 for any violation of the Rules.

(d)   Subject to Rule 303(h), the Company may deny any natural person the status of Authorized User:

    (i)   if such natural person is unable to satisfactorily demonstrate a capacity to adhere to all applicable Rules and Applicable Law;

    (ii)   if such natural person would bring the Company into material disrepute, as determined by the Company in its sole but reasonable discretion; or

    (iii)   for such other good cause as the Company reasonably and in good faith may decide.

(e) Subject to Rule 303(h), the Company may determine not to permit a natural person to keep his or her status as an Authorized User, or may suspend, remove or limit such status, if, after the designation has been approved, the Authorized User:

    (i) violates any agreement with the Company;

    (ii) has summary action taken against it by the Company pursuant to Rules 717 or 718; or

    (iii) is sanctioned under Rule 715 for any violation of the Rules.

(f) In the case of any suspension, revocation or limitation of the Trading Privileges of a Participant pursuant to this Rule 303 or otherwise, the Company, in its sole discretion, may also suspend, revoke or limit the status of any natural person as an Authorized User of such Participant, in each case as the Company deems necessary to protect other Participants and Authorized Users, as well as the integrity of the Company.

(g) In the case of any suspension, revocation or limitation on the status of any natural person as an Authorized User of a Participant pursuant to this Rule 303 or otherwise, the Company, in its sole discretion, may also suspend, revoke or limit the Trading Privileges of the Authorized User's Participant or the status of that Participant's other Authorized Users, in each case as the Company deems necessary to protect other Participants and Authorized Users, as well as the integrity of the Company.

(h) Any decision by the Company to deny, suspend, revoke or limit the Trading Privileges of a Participant or the status of any natural person as an Authorized User will be exercised by the Company in an impartial, transparent, fair and nondiscriminatory manner.

304. Introducing Agent Eligibility and Access to the SBSEF

Introducing Agents are not permitted to intermediate Trades on the SBSEF, though they may act as principal to a Trade.

305. Authorized Users

(a) Each Participant that is not a natural person shall appoint in writing (via electronic mail or the Company's authorization forms) at least one of its employees (or, if a Participant has no employees, an agent who is a natural person) to act as an Authorized User. Participants may also appoint additional employees, agents, or authorized contractors who are individuals to act as Authorized Users. Participants must designated which Authorized Users have Trading Privileges and which Authorized Users must access the SBSEF on a "view only" basis.

(b) The Company may, in its sole but reasonable discretion, and acting in an impartial, transparent, fair and nondiscriminatory manner, revoke, suspend or limit the status of a Person as an Authorized User, and shall promptly notify the relevant Participant in accordance with the procedures established by the Company.

(c)   A Participant may, at any time, revoke an authorization granted by it to any Authorized User or revoke an authorized User ID granted by it to any other Person by providing written notice of such revocation to the Company pursuant to Rule 415(d). Upon receipt of the written notice, the Company shall, as soon as is practicable, revoke and disable such Person's access to the SBSEF. A Participant shall take immediate and appropriate measures to ensure that, after any such revocation, (i) the affected Person shall not have access to the SBSEF and (ii) the affected Person shall not utilize his or her User ID. The Company shall act promptly, but in any event within one business day of receiving notice from the Participant, to disallow the entry of Orders or RFQs and responses to RFQs from the revoked User IDs.

(d)   All obligations of Participants under these Rules shall also apply to each of their Authorized Users to the extent applicable, and each Participant shall be responsible for the actions and omissions of each of its Authorized Users. Each Participant shall have procedures for performing day-to-day monitoring of its Authorized Users to ensure that each Participant will conduct its business in a fair and equitable manner and in accordance with these Rules

(e)   Each Participant will ensure, on an ongoing basis, that none of its Authorized Users are subject to a disqualification pursuant to any Applicable Law (unless an appropriate exemption has been obtained with respect thereto) and that each Authorized User will be technically proficient in respect of the use of the SBSEF.

(f)   For purposes of these Rules, any reference to (i) the Trading Privileges of a Participant shall also be deemed to refer and apply to the exercise of Trading Privileges by any of such Participant's Authorized Users and vice versa; (ii) a Participant submitting or receiving Orders or RFQs, or entering into Trades, shall be deemed to also refer and apply to any such actions engaged in by any of such Participant's Authorized Users and vice versa; and (iii) the knowledge of, or matters known to, any Participant shall be deemed to also refer to and include the knowledge of, or matters known to, its Authorized Users and vice versa.

306.   Reserved

307.   Dues, Assessments, Fees and Commissions

(a)   The Company shall set and communicate in writing the times and amounts (along with any other information that may be required to be disclosed under Applicable Law) of any dues, assessments, commissions or fees to be paid by Participants, which shall be paid to the Company when due in the manner designated by the Company. The Company shall be responsible for ensuring that its dues, assessments, commissions and fees, as well as the collection method for such dues, assessments, commissions and fees, do not violate Applicable Law.

(b)   If a Participant fails to pay when due any Company dues, assessments, commissions, or fees levied on or owed by such Participant, and such payment obligation remains unsatisfied for thirty days after its due date, the Company may suspend, revoke, limit, condition, restrict or qualify the Trading Privileges of such Participant as it deems necessary or appropriate. The provisions of Chapter 7 (other than Rule 717) shall not apply to any such suspension, revocation, limitation, condition, restriction or qualification of Trading Privileges.

(c)   The Company shall set comparable fee structures for Eligible Contract Participants and independent software vendors receiving comparable access to, or services from, the SBSEF, as required by SEC Regulation 242.819(c) (Access Requirements).

308.   Continuing Application of Rules and Jurisdiction

Any Participant whose Trading Privileges are suspended, revoked or terminated, as well as any Authorized User whose status as such has been suspended, revoked or terminated, shall remain bound by these Rules and Applicable Law and subject to the jurisdiction of the Company with respect to any and all matters arising from, related to, or in connection with, the status, acts or omissions of such Participant or Authorized User arising prior to such suspension, revocation or termination. Such Participant or Authorized User must also cooperate in respect of any disciplinary proceeding arising under Chapter 7 as if the Trading Privileges or status were not suspended, revoked or terminated.

309.   Notices to Participants

(a)   The Company shall publish a notice with respect to each addition to, modification of, or clarification of, these Rules or of any action to implement any Rules, in a form and manner that is reasonably designed to enable each Participant to become aware of and familiar with, and to implement any necessary preparatory measures to be taken by it with respect to such addition, modification or clarification prior to the effective date thereof (each a "Notice to Participants"). Each Notice to Participants shall be published prior to the earlier of its filing with the SEC or the effective date thereof, and in any event within the time frame required under Applicable Law, including SEC Regulations 242.806 (Voluntary Submission of Rules for Commission Review and Approval) and 242.807 (Self- Certification of Rules).

(b)   For purposes of publication in accordance with paragraph (a), the Company shall send an email regarding a Notice to Participants to the Designated Contacts of all Participants before publishing the Notice to Participants on the Company's website. Any Notice to Participants that has been transmitted by email and then published on the Company's website, in compliance with this paragraph (b), shall be deemed to have been validly made to all Participants, as well as their Authorized Users.

(c)   Participants are responsible for ensuring that their Authorized Users receive or are notified of all Notices to Participants and agree to conform with the changes implemented by the Notices to Participants. Authorized Users who do not agree with the changes implemented by a Notice to Participants must not access the SBSEF as soon as possible after such determination is made. The Company shall not be responsible or liable for the failure of an Authorized User to receive or agree to a Notice to Participants.

(d)   Nothing in this Rule shall in any way limit the authority of the Company to take action in response to an Emergency.

310.   Communications Between the Company and Participants

Each Participant must provide the Company with its current electronic mail address and the electronic mail address of each of its Authorized Users and promptly update each such address whenever it changes. Each Participant may additionally provide the Company with a phone number or Bloomberg Terminal ID. All communications between the Company on the one hand and the Participant on the other hand will be transmitted by electronic mail; telephone, with confirmation by electronic mail; the Instant Bloomberg chat platform; and/or posted on the SBSEF or on the Company website, except as otherwise specified by the Company. Each Participant shall be responsible for conveying such communications to its Authorized Users and other Persons to whom the Participant has given its User ID(s). All communications made to a Participant shall also be deemed to have been made to all of its Authorized Users and other Persons to whom the Participant has given its User ID(s). Each Participant will also be responsible for promptly reviewing and, if necessary, responding to all electronic communications from the Company to the Participant, any of such Participant's Authorized Users, or any Person to whom such Participant has given User ID(s) assigned to it by the Company.

311.   Withdrawal

(a)   To withdraw from the SBSEF, a Participant must send a written notice to the Company that, at a minimum, states that the Participant intends to withdraw from the SBSEF, states the date that the Participant wants the withdrawal to be effective, and contains the UIC of the Participant.

(b)   Effective upon the date that the Company accepts the withdrawal of a Participant (which withdrawal shall be deemed accepted upon receipt by the Company of written notice of withdrawal unless a separate effective date was provided), all rights and privileges of such Participant and its Authorized Users shall terminate (including such Participant's Trading Privileges and its Authorized Users' ability to access the SBSEF) immediately (or the Company may suspend prior to termination, if necessary, to appropriately effectuate such termination).

(c)   The withdrawal of a Participant shall not affect the rights of the Company under these Rules or relieve the former Participant of its obligation under the terms of any Trade entered into or otherwise arising under these Rules before the effective date of such withdrawal.

(d)   A Participant that has withdrawn remains subject to these Rules, the Company requirements and the jurisdiction of the Company for acts done and omissions made while a Participant, and must cooperate in any disciplinary proceeding under Chapter 7 as if the withdrawn Participant were still a Participant, respectively.

312. Financial or Other Incentive Programs

The Company may from time to time establish programs that provide Participants with financial or other incentives for meeting trading volume, liquidity or other thresholds as may be established by the Company, including a market maker program.

CHAPTER 4. TRADING STANDARDS

401. Security-Based Swaps Traded on the SBSEF

(a)   The Company shall determine which Security-Based Swaps can be traded from time to time pursuant to these Rules, provided that any determination in respect of listing a Security-Based Swap for trading pursuant to these Rules shall be submitted to the SEC as required by the SEC Regulations.

(b)   Subject to compliance with the SEC Regulations, Security-Based Swaps traded on the SBSEF will be Permitted Transactions and Uncleared Security-Based Swaps. As of the date of this Rulebook, the Company does not permit the trading of Security-Based Swaps that are intended to be cleared at a clearing agency.

(c)   The Company shall permit trading only in Security-Based Swaps that are not readily susceptible to manipulation.

(d)   The Company does not permit the trading of Security-Based Swaps where neither Participant counterparty to the Trade is a (i) U.S. Person or a (ii) Security-Based Swap Dealer.

(e)   The Company does not permit the trading of Security-Based Swaps that are arranged, negotiated or executed by personnel located in a U.S. branch or office of a Non-U.S. Person Participant, or by personnel of an agent of such Non-U.S. Person Participant located in a U.S. branch of office.

402. Business Days and Trading Hours

The Company shall from time to time determine (a) the business days during any particular calendar year and (b) the Trading Hours on such business days for any particular Security-Based Swap available for trading on the SBSEF. All time references shall be based on local time prevailing in the City of New York, New York. Opening times start on the first second of the minute cited. Closing times end on the last second of the minute cited. Trading Hours may vary among different types of Security-Based Swaps. The Company may from time to time adopt procedures for the opening or closing of trading in any Security-Based Swap.

403. **Regulatory Reporting and Public Dissemination of Security-Based Swap Information**

(a)   The Company shall make public timely information on price, trading volume, and other trading data on security-based swaps to the extent prescribed by the Commission. The security-based swap execution facility shall be required to have the capacity to electronically capture and transmit and disseminate trade information with respect to transactions executed on or through the facility.

(b)   Each Trade must be reported to a Security-Based Swap Data Repository in accordance with Regulation SBSR. Security-Based Swaps that are executed on the SBSEF will not be submitted to a clearing agency, and therefore the determination of the Reporting Side (meaning the Participant that has the obligation to report a Trade to a Security-Based Swap Data Repository) will be as set forth in Regulation SE with respect to assigning reporting duties for "all other security-based swaps." (17 CFR 242.901(a)(2)).

(c)   The Company will not be the Reporting Side and will not report Trades to a Security-Based Swap Data Repository. Accordingly, scenarios in which the Company would have a reporting obligation under Regulation SE (e.g., where neither Participant counterparty to a Trade is a U.S. Person or a Security-Based Swap Dealer) are not permitted on the SBSEF.

(d)   If a Reporting Side or any other Participant that is a party to a Trade discovers an error in information previously reported to a Security-Based Swap Data Repository, then:

    (i)   If the non-Reporting Side Participant discovers the error, that Participant must promptly notify the Reporting Side;

    (ii)   If the Reporting Side discovers the error, or receives notification from the Participant on the other side of the Trade, then the Reporting Side shall promptly submit an amended report to the Security-Based Swap Data Repository to which the Trade was originally reported, in accordance with Regulation SE (17 CFR 242.905(a)).

(e)   The Company shall make available a "Daily Market Data Report" containing the information required in Regulation SE (17 CFR 242.825(c)), including but not limited to the daily trade count and total notional amount traded, in the time and manner prescribed therein. The Daily Market Data Report will be available on the Company's website for at least one year after the date of the first publication.

404.   Execution of Security-Based Swap Transactions

404.A. Order Book

(a)   Participants shall have the ability to post Orders on the Order Book in any Security-Based Swap offered on the SBSEF in accordance with these Rules, for its own account or the account of any Client Account for whom it acts.

(b)   The Order Book will allow Participants to post limit orders for Permitted Transactions, which will be displayed as executable to all other Participants with which the posting Participant has already established a counterparty trading relationship (as previously communicated to the Company). Otherwise, the limit order will be displayed as having an indicative price.

(c)   Opposing limit orders that match are not automatically executed on the Order Book. Instead, a Participant that desires to execute against a limit order displayed by another Participant must contact such Participant directly by hitting/lifting the specific order in order to ultimately execute a Trade.

404.B. RFQ

(a)   The SBSEF may provide for an RFQ system for the following types of RFQs:

(i)   *RFQ for Permitted Transactions.* For Permitted Transactions, an RFQ requester may select one or more RFQ recipients eligible to receive such RFQ.

(ii)   *RFP for Required Transactions*. The SBSEF does not offer any Security-Based Swaps that are Required Transactions.

(b)   In the event that a response to an RFQ matches an executable limit order that is resting in the Order Book, then the SBSEF will display that executable limit order to the Participant that initiated the RFQ. In addition, the best indicative limit order resting in the Order Book will also be displayed to such Participant.

404.C. Procedures Relating to Transactions in Security-Based Swaps

(a)   The Company may, in its sole discretion, adopt procedures relating to transactions in Security-Based Swaps and the types of RFQs that may be sent or Orders that may be entered on the SBSEF with respect to any Security-Based Swap (which shall be set by the Company from time to time and published on the SBSEF), including establishing limits or minimums on the number and/or size of RFQs or Orders that may be submitted by a Participant through the SBSEF or subject to these Rules, and establishing minimum price-quoting increments for each Security-Based Swap.

(b)   Nothing in this Rulebook or a Subscription Agreement shall be deemed to constitute a partnership between the SBSEF and the Participants (or any subset thereof), or constitute one such Person acting as the agent of another such Person, except where expressly set out therein.

404.D. Pre-Execution Communications

(a)   Pre-Execution Communications with respect to Trades entered into through the Order Book shall be prohibited.

(b)   Pre-Execution Communications are permitted with respect to Trades entered into through the SBSEF's RFQ system in accordance with Rule 404.B.

404.E. Equal Priority

A Participant and its Authorized Users shall have, with respect to any other similarly situated Person, equal priority in: (i) receiving RFQs and (ii) transmission and display of execution-responsive orders.

405.   Modification or Cancellation of Orders

Any Order that has been entered into on the SBSEF may be modified or cancelled unless and until a Trade is entered into or the Order otherwise expires.

A cancellation shall become effective only upon acceptance by the SBSEF of a "Cancel Order," with respect to the original Order prior to the expiration of such Order or entering into of a Trade. The SBSEF shall indicate or otherwise communicate that a cancellation is successful.

If the Company modifies or cancels an Order under this Rule 405, it will do so in good faith and in a commercially reasonable manner and will provide written notice of such modification or cancellation to the affected Participants. Nothing in this Rule shall in any way limit the authority of the Company to take action in response to an Emergency pursuant to Rule 412.

406.   Information Regarding Orders

The Company will make information from the SBSEF available to Participants and other Persons at such times and in such manner (whether through the SBSEF, financial information services or otherwise) as it may be required by Applicable Law, provided that SBSEF Data and other information related to a Participant, Authorized User, Client Account, as applicable, shall not be disclosed by the Company unless permitted by these Rules or Applicable Law, including SEC Regulation 242.813 (Prohibited Use of Data Collected for Regulatory Purposes). Each Participant or other Person receiving any such information through the SBSEF may redistribute such information only to such extent and in such manner as may be permitted by the Company in writing from time to time.

407.   **Price Adjustments**, **Cancellations and Review of Executed Orders by the Company**

(a)   *Adjustment and Cancellation Authority.*

The Company may adjust trade prices or cancel executed orders, solely in accordance with published policies of the Company, when such action is necessary to mitigate market disrupting events caused by: (i) improper conduct such as market manipulation or clearly erroneous trading behavior (e.g., fat finger entries) or (ii) malfunctions in the Company's systems. If the Company takes any action pursuant to this Rule 407(a), it will do so in a commercially reasonable manner, considering whether such price adjustment or cancellation will adversely impact market integrity, facilitate market manipulation or other illegitimate activity, or otherwise violate the Rules or Applicable Law, and it will give prompt notice and in any event will use good faith, commercially reasonable efforts to provide any affected Participants with reasonable prior notice and, where required by Applicable Law, to obtain consent to such adjustment or cancellation. Participants shall be responsible for obtaining any required consent to such adjustment or cancellation from their Client Account(s), if applicable.

(b)   *Review of Trades Generally.*

Subject to Rule 407(c), the Company may initiate a review of a Trade based on its analysis of market conditions or in response to a request for review by a Participant. Such request for review must be made as soon as practicable but in no event after the end of the business day in which such Trade took place. The Company shall promptly determine whether the Trade will be subject to review and, upon deciding to review the Trade, the Company will promptly issue an alert to the affected Participants indicating that the Trade is under review. In the case of a Trade determined by the Company to be illiquid, the Company may initiate a review on its own initiative if it determines that the trade price was significantly out of line with prices in the market at the time of such transaction (based on pricing data that is readily available to the Company). In the course of its review of any Trade, the Company may, but is not obligated to, inform any of the affected Participants the identity and contact information of the other affected Participant.

(c)   *Trading Errors or Omissions.*

The Company provides a Help Desk telephone number (US: +1 (866) 610-4569) and email address (support@glmx.com) to report any errors or omissions. Upon receipt of a report of an error or omission, the Company shall follow the procedures on trade review noted in Rule 407(b) to confirm that an error or omission has occurred. If the error or omission is confirmed, the Company shall promptly contact all affected Participants to confirm the error or omission. If the error or omission is not confirmed, the Company contacts the Person that provided the notice to notify the Person that there will be no correction to the data previously reported to the Security-Based Swap Data Repository.

408. Position Limits

(a) To reduce the potential threat of market manipulation or congestion, the Company may adopt for each of the Security-Based Swaps listed on the SBSEF, as is necessary and appropriate, position limits. The Company may grant exemptions from position limits, as it may determine to be necessary and appropriate, in accordance with SEC Regulations (including notice provisions consistent with Applicable Law, such as SEC Regulations 242.806 (Voluntary Submission of Rules for Commission Review and Approval) and 242.807 (Self-Certification of Rules). This Rule 408 shall apply in the event that the Company does adopt any such position limits, which limits will be included in these Rules, if adopted, and prior notice of any such adoption will be provided as a Notice to Participants consistent with Rule 310 and in accordance with Applicable Law (including notice provisions consistent with Applicable Law, including SEC Regulations 242.806 and 242.807. The Company will monitor all such position limits for whether they meet or exceed reportable levels. The Company shall continually assess whether additional position limits are necessary, appropriate, and should be adopted.

(b) A Person seeking an exemption from position limits, including limits established pursuant to a previously-approved exemption, must file the required application with the Compliance Department and receive approval prior to exceeding such limits. Notwithstanding the foregoing, a Person who establishes an exemption- eligible position in excess of position limits and files the required application with the Company shall not be in violation of this Rule provided the filing occurs within one business day after assuming the position. In the event the positions in excess of the limits are not deemed to be exemption-eligible, such Person will be in violation of position limits for the period of time in which the excess positions remained open.

(c) Nothing in this Rule shall in any way limit the authority of the Company to take action in response to an Emergency or the authority of the Company to review at any time any position owned or controlled by any Person and, as the Company may deem necessary to comply with Applicable Law, to direct that such position be reduced to the position limit provided by the Company.

409. Reserved

410. Reserved

411. Block Trades

Block Trades are not permitted on the SBSEF.

412. Emergencies

(a) *Emergency Defined.* The term "Emergency" means any occurrence or circumstance that, in the opinion of the Board, the CEO, COO or CCO requires immediate action and threatens or may threaten the fair and orderly trading in, or the liquidation of or delivery pursuant to, any Security-Based Swap traded pursuant to these Rules. An Emergency may include any of the following:

(i)   Any manipulative activity or attempted manipulative activity;

(ii)   Any actual, attempted or threatened corner, squeeze, congestion or undue concentration of positions;

(iii)   Any circumstance that may materially affect the performance of Security-Based Swaps, including failure of the payment system or the bankruptcy or insolvency of any Participant;

(iv)   Any action taken by the U.S. federal or any foreign government, any other governmental body, or any other entity or trading facility (foreign or domestic), in each case that may have a direct impact on the clearing, settling or trading activities related to the matches made on the SBSEF; and

(v)   Any circumstance that may have a severe, adverse effect upon the functioning of the SBSEF.

(b)   *Emergency Authority*. In the event of an Emergency, the COO or any individual designated by the COO and approved by the Board may place into immediate effect a temporary emergency addition to these Rules that may provide for, or may authorize, the Board or any committee thereof to undertake actions necessary or appropriate to respond to the Emergency, including such actions as:

(i)   imposing or modifying position limits, price limits or intraday market restrictions;

(ii)   ordering the liquidation or transfer of open positions in any Security-Based Swap;

(iii)   ordering the fixing of a settlement price of any Security-Based Swap;

(iv)   extending, limiting or changing the Trading Hours or expiration date in respect of one or more Security-Based Swaps;

(v)   suspending or curtailing trading, or limiting trading to liquidation only, in any or all Security-Based Swaps;

(vi)   transferring Security-Based Swap contracts and associated margin, or altering any Security-Based Swap's settlement terms or conditions;

(vii)   modifying or suspending any provision of these Rules; and/or

(viii) taking market actions as may be directed by the SEC.

(c)   Any action placed into effect in accordance with Rule 412(b) shall be reviewed by the Board as soon as practicable under the circumstances and may be revoked, suspended or modified by the Board.

(d)   *Physical Emergency*. If, in the judgment of the CEO, the COO, or any individual designated by the CEO or the COO and approved by the Board, the physical functions of the SBSEF are, or are threatened to be, severely and adversely affected by a physical emergency, such Person shall have authority to take such action as he or she may deem necessary or appropriate to respond to such physical emergency, including closing the SBSEF, delaying the opening of trading in one or more Security-Based Swaps or suspending trading in or extending Trading Hours for one or more Security-Based Swaps. In the event that any action has been taken pursuant to the immediately preceding sentence, any Person who is authorized to take such action may order the removal of any restriction previously imposed pursuant to such sentence, upon a determination by such Person that the physical emergency that gave rise to such restriction has sufficiently abated to permit the physical functions of the SBSEF to continue in an orderly manner. Any Order, RFQ or response to an RFQ made during the physical emergency by any Person shall be subject to review, modification or reversal by the Board. In the event that trading is suspended in any or all Security-Based Swaps, any unexecuted Orders, RFQs or responses to RFQs for the suspended Security-Based Swaps that are currently resting in the SBSEF will automatically be cancelled and must be resubmitted upon resumption of trading in the affected Security-Based Swaps.

(e)   *Notification and Recording*.

(i)   The Company will use reasonable efforts to notify the SEC prior to implementing, modifying or terminating a rule pursuant to this Rule 412 (an "Emergency Rule"). If such prior notification is not practicable, the Company will notify the SEC as soon as reasonably practicable, but in all circumstances within 24 hours of the implementation, modification or termination of such Emergency Rule.

(ii)   Whenever the Company takes action pursuant to this Rule 412 to respond to an Emergency, it will ensure that prompt notice is given to Participants as soon as practicable. Participants shall be responsible for informing their Authorized Users and Client Accounts, as applicable, of such notice.

(iii)   Upon taking any action in response to an Emergency, the Company shall document the decisions and deliberations related to such action, and such documentation will be maintained for at least five years following the date on which the Emergency ceases to exist or to affect the Company. The Company will promptly notify the SEC of its exercise of emergency action, explaining its decision-making process, the reasons for using its emergency authority, and how conflicts of interest were minimized, including the extent to which the Company considered the effect of its emergency action on the underlying markets and on markets that are linked or referenced to the contracts traded on its facility, including similar markets on other trading venues. Information on all regulatory actions carried out pursuant to the Company's emergency action shall be included in a timely submission of a certified rule pursuant to Part 242 of the SEC Regulations.

(iv)   When the Company determines that the Emergency has been reduced sufficiently to allow the Company to resume normal functioning, any such actions will be modified or terminated, as appropriate, and notice, when practicable, will be given to Participants. Participants shall be responsible for informing their Authorized Users and Client Accounts, as applicable, of such notice. The Company shall not be responsible or liable for the failure of any Authorized User or Client Account to be informed of such notice.

(f)   *Conflicts of Interest*. The conflict of interest provisions set forth in Rule 213 and the related documentation requirements set forth in Rule 213(d) shall apply, with any such modifications or adaptations as may be necessary or appropriate under the circumstances, to the taking of any action under this Rule 412 by the CEO, the COO or their respective designee.

(g)   If the Emergency is related to a Security-Based Swap that is fungible with financial products traded on another Security-Based Swap execution facility or a designated contract market, the Company will endeavor to coordinate its response with any directions received from the SEC.

413.   RESERVED

414.   Requirements for Persons Submitting Orders, **RFQs and Responses to RFQs**

(a)   Each Order, RFQ or response to an RFQ submitted to the SBSEF shall be submitted under the applicable User ID of the Authorized User for the Participant entering such Order, RFQ or response to an RFQ.

Each Order, RFQ or response to an RFQ submitted to the SBSEF shall include information identifying the relevant Security-Based Swap (including the delivery or expiry month), price, notional amount of the Security-Based Swap, correct CTI code (as described in Rule 615), buy or sell, appropriate account designation (if applicable), and Order type, and any other information necessary for the relevant Participant to satisfy its reporting obligations pursuant to Rule 403.

415.   User IDs

(a)   No Person may use a User ID to place any Order, RFQ or response to an RFQ except as permitted by these Rules, nor may any Person knowingly permit or assist with the unauthorized use of a User ID. Each Authorized User, Participant, or any other Person that has been authorized to access the SBSEF shall take reasonable measures to ensure that no assigned User ID is used by any Person not authorized by these Rules.

(b)   No Person shall submit to the SBSEF any Order, RFQ or response to an RFQ using the User ID of any other Person, unless the Person submitting the Order, RFQ or response to an RFQ is an Authorized User for that Person.

(c)   Each Participant or any other Person that has been authorized to access the SBSEF shall provide in writing to the Company and keep current such information as the Company may require concerning itself and each of its Authorized Users or any other Person it permits to have direct access, including Persons who have been granted Electronic Access, to the SBSEF by using its User ID.

(d)   Any request that the Company activate or deactivate a User ID shall be submitted in writing by a Designated Contact or Operational Contact of the relevant Participant in the manner provided for by the Company. The Company shall have no liability for any action or inaction due to its good faith reliance upon such a written request or for any communication system failure.

(e)   Each Participant or any other Person that has been authorized to access the SBSEF shall notify the Compliance Department promptly upon becoming aware of:

(i)   any unauthorized disclosure or use of any User ID assigned to it and of any other reason for deactivating a User ID assigned to it;

(ii)   any unauthorized disclosure or use of any User ID assigned to its Authorized User and of any other reason for deactivating a User ID assigned to that Authorized User;

(iii)   any unauthorized access to the SBSEF by any Person using a User ID assigned to it; or

(iv)   any unauthorized access to the SBSEF by any Person using a User ID assigned to its Authorized User.

416.   Designated Contact

Each Participant shall identify in writing to the Company one or more Designated Contacts, as the Company may determine, who are authorized to receive Notices and other communications from the Company.

Each Participant shall identify in writing to the Company one or more Operational Contacts, as the Company may determine.

A Participant must notify the Company in writing to change a Designated Contact or an Operational Contact.

417. Message Traffic

The Company may at any time restrict or establish utilization fees in respect of Message Traffic, either with respect to all or any Participants and Authorized Users in order to safeguard the security or operations of the SBSEF, or to preserve market integrity, fair and orderly trading, or if otherwise in the public interest.

418. Work-Up Protocol

The Company may adopt rules and implement trading protocols from time to time to allow Participants to engage in work-up sessions following the execution of trades pursuant to Rule 404 and as may be permitted by SEC Regulations.

CHAPTER 5.   OBLIGATIONS OF PARTICIPANTS AND THEIR AUTHORIZED USERS

501.   Duties and Responsibilities of Participants and their Authorized Users

(a)   Each Participant and its Authorized Users, shall:

(i)   use the SBSEF in a responsible manner and not for any improper purpose;

(ii)   use the SBSEF only to conduct business that is subject to these Rules and in a manner consistent with these Rules;

(iii)   comply with these Rules, submit to the jurisdiction of the Company to enforce these Rules and act in a manner consistent with these Rules;

(iv)   observe high standards of market conduct, fair dealing, and just and equitable principles of trade while conducting or seeking to conduct any business connected with or concerning the Company;

(v)   not knowingly mislead or conceal any material fact or matter required to be disclosed in any dealings or filings with the Company or in connection with a disciplinary proceeding; and

(vi)   keep all User IDs, account numbers and passwords related to the SBSEF confidential.

(b)   Participants shall comply with all applicable anti-spoofing policies for Security-Based Swaps which the Company posts on the SBSEF or sets forth in Notices to Participants from time to time.

502.   Required Notices

(a)   Each Participant shall promptly notify the CCO upon becoming aware of any of the following events, in each case, with respect to the Participant's status, and the status of its Authorized Users, which relates to or may affect its or their participation or conduct on the SBSEF:

(i)   any material changes to information provided to the Company in connection with an application for Participant or Authorized User status;

(ii)   any refusal of admission to any self-regulatory organization, or withdrawal of an application for membership or participant status in a self-regulatory organization, by the Participant or any of its Authorized Users;

(iii)   any expulsion, suspension or fine in excess of $50,000 (whether through an adverse determination, voluntary settlement or otherwise) imposed on the Participant or any of its Authorized Users, by any self-regulatory organization;

(iv)   any denial or withdrawal of an application for registration or license with respect to the Participant or any of its Authorized Users by or from any government agency or self-regulatory organization, and any revocation, suspension or conditioning of a registration or license granted by any government agency or self-regulatory organization to the Participant or any of its respective Authorized Users;

(v)   the commencement of any judicial or administrative proceeding against the Participant or any of its respective Authorized Users by a government agency or the imposition of a fine in excess of $50,000, cease and desist order, denial of trading privileges, censure or other sanction or remedy (whether through an adverse determination, voluntary settlement or otherwise) imposed by any government agency or self-regulatory organization;

(vi)   the indictment or conviction of, or any confession of guilt or plea of guilty or *nolo contendere* by the Participant or any of its Authorized Users, senior officers or principals for any felony or for any misdemeanor involving, arising from, or related to, the purchase or sale of any Security-Based Swap or other financial instrument, or involving or arising from fraud or moral turpitude;

(vii)   the bankruptcy or insolvency of the Participant or any of its Affiliates; and

(viii) the failure of any Participant to be an Eligible Contract Participant.

(b)   All such notices shall be sent to SBSEFnotices@GLMX.com. Any other communications with GLMX and its employees and agents will not be considered proper notification under Rule 502 unless also sent to this email address.

503.   Books and Records; Cooperation in Proceedings

(a)   Each Participant, Authorized User, and Client Account shall prepare and keep current all books, ledgers and other similar records (including, but not limited to, records of any such Person's activity in the index or instrument used as a reference price, the underlying commodity, and related derivatives markets), in the manner prescribed by the SEC Regulations (including, but not limited to, 17 CFR 240.18a-6, which creates affirmative recordkeeping requirements for Security-Based Swap Dealers and Major

Security-Based Swap Participants) and these Rules and shall prepare and keep current such other books and records and adopt such forms as the Company may from time to time prescribe. Such books and records shall be made available to the Company and its authorized representatives, upon request during regular business hours, and the Company agrees to adhere to reasonable logical and physical access and security procedures of such Participant, Authorized User, and Client Account and, with respect to the SEC, the Department of Justice and their respective authorized representatives, upon request in accordance with Applicable Law including SEC Regulations 242.819(d) (Rule Enforcement Program) and 242.822 (Ability to Obtain Information).

(b)   Upon reasonable prior notice, the Company may require a Participant, Authorized User, or Client Account to furnish such information concerning the Participant's, Authorized User's, and Client Account's business that is subject to these Rules as the Company deems necessary to enable it to perform its obligations under Applicable Law, including SEC Regulations 242.819(d) (Rule Enforcement Program) and 242.822 (Ability to Obtain Information), including information relating to (i) Trades entered into pursuant to the rules of the SBSEF, including the information required under SEC Regulation 242.822 (Ability to Obtain Information); and (ii) information requested by a government agency relating to the Company and/or the Company's compliance with Applicable Law that the Company believes is maintained by, or otherwise in the possession of, a Participant, Authorized User, or Client Account.

(c)   All data and information provided to or obtained by the Company pursuant to this Rule 503 shall be subject to the confidentiality provisions in Rule 1106.

504.   System Security

Each Participant shall (a) be solely responsible for controlling and monitoring the use of all User IDs issued to it and its Authorized Users by the Company, (b) ensure that each Person accessing the SBSEF using such User IDs is assigned a unique password and that each password is used only by the Person to whom it is assigned, and (c) notify the Company promptly upon becoming aware of any unauthorized disclosure or use of the User IDs or passwords or of any other reason for deactivating User IDs or passwords.

Each Participant shall be bound by any actions taken through the use of its User IDs or passwords, including entering into Trades, whether or not such actions were authorized by such Participant or any of its Authorized Users or executed by any Person other than an Authorized User of such Participant, except to the extent that (a) Participant has notified the Company in writing that such User ID or password should be canceled or suspended and the Company has not taken appropriate actions within a reasonable time to cancel or suspend such User ID or password, or (b) unauthorized use of the User ID or password is the direct result of gross negligence or willful misconduct by the Company.

505.   **Front-End User Interface; Audit Trail**

(a)   Each Participant shall be solely responsible for ensuring that any front- end interface connecting to the SBSEF that is not provided by the Company, and that is used by the Participant, its Authorized Users, or any other Person using its User IDs, maintains a routing/front-end audit trail for all Orders; RFQs; responses to RFQs, including entry, modification, cancellation and responses to such messages; and Trades entered into through any gateway to the SBSEF, including the times thereof to the highest level of precision achievable by the Participant's operating system, but at least to the nearest second ("Audit Trail"). Data that is so captured must not be capable of being modified.

(b)   Participants shall maintain, or shall cause other third parties to whom they have provided connectivity to the SBSEF to maintain, Audit Trail data in the form and manner required by SEC Regulations (including SEC Regulation 242.819(f) (Audit Trail)) and in accordance with such additional requirements as may be established by the Company. Participants must have the ability to produce such data, or cause such data to be produced, in a standard format upon request of the Compliance Department.

506.   **Financial Requirements**

Each Participant must notify the Company promptly upon becoming aware that it fails to satisfy the minimum financial requirements applicable to it in order to participate on the SBSEF, including the requirement to qualify as an Eligible Contract Participant. Upon request by the Company, Participants shall submit financial and related information to the Company sufficient to demonstrate that it qualifies as an Eligible Contract Participant. A Participant that is unable to demonstrate to the Company that it is in compliance with such minimum financial requirements shall not engage in transactions subject to these Rules except for the purpose of closing open positions.

507.   **Restrictions on Activity**

If the Company determines that the financial or operational condition of a Participant, or one of the Participant's Affiliates is such that to allow that Participant to continue to have access to the SBSEF would adversely affect the Company or the financial markets, the Company may impose additional limits (including, but not limited to, product restrictions and trade volume limits) on such Participant or terminate, in whole or in part, the Trading Privileges of such Participant, as well as the exercise of such Trading Privileges by its Authorized Users.

508.   **Disaster Recovery; Business Continuity**

(a)   Each Participant shall have written disaster recovery and business continuity policies and procedures in place in accordance with Applicable Law.

(b)   In the event a Participant does not have independent obligations to maintain disaster recovery and business continuity policies and procedures under Applicable Law, the

Company may prescribe additional and/or alternative requirements for a Participant's compliance with this Rule.

CHAPTER 6.   BUSINESS CONDUCT

601.   Rule Violations

It shall be a violation of these Rules for a Participant to violate any written agreement made with the Company.

602.   Just and Equitable Principles of Trade

It shall be a violation of these Rules for a Participant or its Authorized Users to engage in conduct inconsistent with just and equitable principles of trade.

603.   Fraudulent Acts Prohibited

No Participant or its Authorized Users, or any other Person, shall engage or attempt to engage, directly or indirectly, in any fraudulent act, practice, or course of business which operates or would operate as a fraud or deceit upon any Person or any manipulative device, scheme, or artifice to defraud, deceive, trick or mislead another Person (including the Company) in connection with or related to any Trade or other Security-Based Swap activity related to the SBSEF, including improper cross trading, accommodation trading, or front running.

604.   Fictitious Transactions Prohibited

No Participant or its Authorized Users, or any other Person, shall engage in fictitious transactions, or submit a fictitious Order, RFQ or response to an RFQ with knowledge of its nature.

605.   Market Disruption Prohibited

Orders, RFQs or responses to RFQs entered into the SBSEF for the purpose of upsetting the equilibrium of the market in any Security-Based Swap or creating a condition in which prices do not or will not reflect market values (based on market conditions and prices at the time such Order, RFQ or response to an RFQ is entered into the SBSEF, as determined by reference to available market data) are prohibited, and any Person who makes or assists in entering any such Order, RFQ or response to an RFQ with knowledge of the purpose thereof or who, with such knowledge, in any way assists in carrying out any plan or scheme for the entering of any such Order, RFQ or response to an RFQ will be deemed to have engaged in an act detrimental to the Company.

606.   Price Manipulation Prohibited

Consistent with SEC Regulation 240.9j-I (Prohibition Against Fraud, Manipulation or Deception in Connection with Security-Based Swaps), no Participant, Authorized User, or other Person shall manipulate or attempt to manipulate the price in any Security-Based Swap.

607. Disruptive Practices Prohibited

No Participant or Authorized User, or any other Person, shall engage in any trading, practice, or conduct that would constitute fraud, manipulation or deception in accordance with SEC Regulation 240.9j-I (Prohibition Against Fraud, Manipulation or Deception in Connection with Security-Based Swaps).

608. Prohibition of Misstatements

It shall be a violation of these Rules for a Participant, Authorized User, or other Person to, directly or indirectly, make or attempt to make any misstatement of a material fact to the Company (including the Board, any Standing Committee, any other committee of the Company, any Disciplinary Panel or Appellate Panel or any Company Official) or omit to state a material fact necessary in order to make the statement made, in the light of the circumstances under which they were made, not untrue or misleading.

609. Acts Detrimental

It shall be a violation of these Rules for a Participant, Authorized User, or other Person to engage in any act which is materially detrimental to the Company's ability to operate the SBSEF or comply with Applicable Law.

610. Supervision

Each Participant shall be responsible for establishing, maintaining and administering supervisory procedures that are reasonably designed to ensure that its Authorized Users comply with these Rules.

Participants may be held accountable for the actions of their respective Authorized Users.

611. Disclosing Orders, **RFQs**

Except as otherwise permitted by these Rules, no Participant or Authorized User shall disclose to any Person that is not acting on behalf of such Participant the terms of any Order, RFQ or response to an RFQ prior to its entry into the SBSEF, other than (a) an Authorized User of the same Participant for the sole purpose of executing or recording such Order, RFQ or response to an RFQ, (b) a Company Official, or (c) the SEC, the Department of Justice or any other regulatory or self-regulatory organization with jurisdiction over the Company or such Participant.

612. Reserved

613. Wash Sales Prohibited

No Person shall enter into Trades, place or accept buy and sell Orders, RFQs or responses to RFQs in the same Security-Based Swap, or knowingly execute or accommodate the execution of such Orders, RFQs or responses to RFQs by direct or indirect means, if the Person knows or reasonably should know that the purpose of such actions is to avoid taking a bona fide market position exposed to market risk. Buy and sell Orders, RFQs or responses to RFQs for different accounts with common Beneficial Ownership that are entered with the intent to negate market risk or price competition shall also be deemed to violate this Rule.

614. "Moneypassing," Pre-Arranged and Noncompetitive Transactions Prohibited

(a)   No Person may enter Orders, RFQs or responses to RFQs the purpose of which is to enter into Trades without a net change in a Participant's open positions but a resulting profit to one Participant and a loss to the other Participant, commonly known as a "money pass."

(b)   No Person shall pre-arrange any purchase or sale or noncompetitively enter into a Trade on or pursuant to the Rules of the SBSEF.

(c)   Rule 614(b) shall not apply to Trades that are entered into through the SBSEF's RFQ system in accordance with Rule 404.B(b).

615. Recordkeeping

(a)   Each Participant must include one of the following customer type indicator ("CTI") codes with each Order, RFQ or response to an RFQ:

(i)   CTI 1 - Transactions initiated and executed by a Participant for its own account, for an account it controls or for an account in which it has an ownership or financial interest.

(ii)   CTI 2 - Transactions executed for the proprietary account of a Participant.

(iii)   CTI 3 - Transactions in which a Participant is trading (i) for the personal account of another Participant, (ii) for an account that is controlled by such other Participant, or (iii) for an account in which such other Participant has an ownership or financial interest.

(iv)   CTI 4 - Any transaction not meeting the definition of CTIs 1, 2 or 3. Applies to Trades placed by Introducing Agents for their customers and anything else.

(b)   CTI 2 will be the default CTI code for all Orders, RFQs or responses to RFQs but each Authorized User may assign a different CTI to its Orders, RFQs or responses to RFQs.

CHAPTER 7.   DISCIPLINE AND ENFORCEMENT

701.   General

(a)   All Participants subject to the Company's jurisdiction pursuant to Rule 301 are subject to this Chapter 7 if they (or any other Person using any of their User IDs, if any) are alleged to have violated, or to have aided and abetted a violation of, or are about to violate, any Rule or any provision of Applicable Law for which the Company possesses jurisdiction.

(b)   The Company, through the Compliance Department and the Disciplinary Panel, will conduct inquiries, investigations, disciplinary proceedings and appeals from disciplinary proceedings, summary impositions of fines, summary suspensions or other summary actions in accordance with this Chapter 7. Members of the Compliance Department shall not operate under the control of any Person with the ability to exercise Trading Privileges.

(c)   No Company Official or member of the Board will interfere with or attempt to influence the process or resolution of any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action, except where such individual is a member of the Compliance Department or a member of the relevant Disciplinary Panel.

(d)   Any Person may be represented by counsel at their own expense during any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary actions pursuant to this Chapter 7.

(e)   The Company may hold a Participant liable for, and impose sanctions against, such Participant for its own acts and omissions, the acts or omissions of its Authorized Users, or the acts or omissions of any Person or API using a User ID of such Participant or any of its Authorized Users.

702.   Inquiries and Investigation

(a)   The Compliance Department will investigate any matter within the Company's jurisdiction of which it becomes aware. The Compliance Department will determine the nature and scope of its inquiries and investigations within its sole discretion and will function independently of any commercial interests of the Company.

(b)   The Compliance Department has the authority to:

(i)   initiate and conduct inquiries and investigations;

(ii)   prepare Investigation Reports and make recommendations concerning initiating disciplinary proceedings;

(iii)   prosecute alleged violations within the Company's jurisdiction; and

(iv)   represent the Company on an appeal to an Appeal Panel of any disciplinary proceeding, summary imposition of fines, summary suspension or other summary action.

(c)   Each Person, with respect to Orders, RFQs, responses to RFQs or transactions on the SBSEF:

(i)   is obligated to appear, testify and respond in writing to interrogatories within the time period required by the Compliance Department in connection with:

(A)   any Rule;

(B)   any inquiry or investigation; or

(C)   any preparation by and presentation during a disciplinary proceeding or appeal from a decision in a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action by the Company;

(ii)   is obligated to produce books, records, papers, documents or other tangible evidence in its possession, custody or control within the time period required by the Compliance Department in connection with:

(A)   any Rule;

(B)   any inquiry or investigation; or

(C)   any preparation by and presentation during a disciplinary proceeding or appeal from a decision in any disciplinary proceeding, summary imposition of fines, summary suspension or other summary action by the Company; and

(iii)   may not impede or delay any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action.

703.   Reports of Investigations

(a)   The Compliance Department will maintain a log of all investigations and their disposition. The Compliance Department will prepare a written report of each investigation (the "Investigation Report"), regardless of whether the evidence gathered during any inquiry or investigation forms a reasonable basis to believe that a violation within the Company's jurisdiction has occurred or is about to occur or whether the evidence gathered results in closing the matter without further action or through summary action.

(b)   An Investigation Report by the Compliance Department will include the reasons for initiating the investigation (including a summary of the complaint, if any), all relevant facts and evidence gathered and the analysis, conclusions and recommendation. For each potential respondent, the Compliance Department will recommend either (i) closing the investigation without further action, (ii) entering into a summary action, (iii) resolving the investigation through an informal disposition, including the issuance by the Compliance Department of a warning letter (provided that no more than one warning letter for the same violation may be issued to the same potential respondent during a rolling 12-month period), (iv) initiating disciplinary proceedings, or (v) negotiating a settlement. An informal disposition (including the issuance of a warning letter) will not constitute a finding of a violation or a sanction.

(i)   The Compliance Department shall provide the Investigation Report to the CCO, who shall determine whether the Investigation Report is complete.

(c)   The Compliance Department shall complete each investigation in a timely manner and, absent mitigating factors, no later than 12 months after the date that such investigation was opened.

704.   Opportunity to Respond

(a)   After completing the Investigation Report, the Compliance Department may, upon approval of the CCO, notify each potential respondent that the Compliance Department has recommended formal disciplinary charges against each such potential respondent.

(b)   The Compliance Department may allow a potential respondent to propose a settlement of the matter or to submit a written statement explaining why either a disciplinary proceeding should not be instituted or one or more of the potential charges should not be brought. The potential respondent shall submit such written statement within the time limit established by the Compliance Department.

705.   Review of Investigation Reports

(a)   After the completion of the Investigation Report and the receipt of any submission made by the potential respondent pursuant to Rule 704(b), the Compliance Department will, within 30 days, take one of the following actions:

(i)   If the Compliance Department determines that additional investigation or evidence is needed to decide whether a reasonable basis exists to believe that a violation within the Company's jurisdiction has occurred or is about to occur, it will conduct further investigation.

(ii)   If the Compliance Department determines that a reasonable basis exists to believe that a violation within the Company's jurisdiction has occurred or is about to occur, the potential respondent will be served with a notice of charges and proceed in accordance with this Chapter 7.

(iii)   If the Compliance Department determines that disciplinary proceedings are unwarranted, it may issue a warning letter setting forth, in writing, the facts and analysis supporting the decision.

(iv)   If the Compliance Department determines that no reasonable basis exists to believe that a violation within the Company's jurisdiction has occurred or is about to occur, it may direct that no further action be taken. Upon such determination, the Compliance Department will provide a written statement setting forth the facts and analysis supporting the decision.

706.   Notice of Charges

(a)   If the Compliance Department authorizes disciplinary proceedings pursuant to Rule 705(a)(ii), it will prepare, and serve in accordance with Rule 708, a notice of charges.

(b)   A notice of charges will:

(i)   state the acts, practices or conduct in which the respondent is alleged to have engaged;

(ii)   state the Rule alleged to have been violated or about to be violated;

(iii)   advise the respondent of its right to a hearing and its right to be represented by legal counsel or any other representative of its choosing (other than a Director, Officer or employee of the Company, any member of the Disciplinary Panel or any Person substantially related to the disciplinary proceedings such as a material witness or other respondent) in all succeeding stages of the disciplinary process;

(iv)   state the period of time within which the respondent can request a hearing on the notice of charges, which will not be less than 20 days after service of the notice of charges;

(v)   advise the respondent that any failure to request a hearing within the period stated, except for good cause, will be deemed to constitute a waiver of the right to a hearing; and

(vi)   advise the respondent that any allegation in the notice of charges that is not expressly denied will be deemed to be admitted.

707.   Answer to Notice of Charges

(a)   If the respondent determines to answer a notice of charges, the respondent must file an answer within 20 days after being served with such notice, or within such other time period determined appropriate by the CCO.

(b)   To answer a notice of charges, the respondent must in writing:

(i)   for each allegation set forth in the notice of charges,

        (A)   admit such allegation,

        (B)   deny such allegation, or

        (C)   affirmatively state that the respondent does not have and is unable to obtain sufficient information to admit or deny such allegation, which shall have the effect of a denial of such allegation;

(ii)   specify any particular facts that contradict the notice of charges;

(iii)   specify any affirmative defenses to the notice of charges;

(iv)   sign and serve the answer on the CCO; and

(v)   if applicable, request a hearing before a Disciplinary Panel.

(c)   Any failure by the respondent to timely serve an answer to a notice of charges will be deemed to be an admission to the allegations in such notice. Any failure by the respondent to answer one or more allegations in a notice of charges will be deemed to be an admission of that allegation or those allegations. Any allegation in a notice of charges that the respondent fails to expressly deny will be deemed to be admitted. A general denial by the respondent, without more, will not satisfy the requirements of paragraph (b) of this Rule 707.

(d)   If a respondent admits or fails to specifically deny any of the allegations in the notice of charges, the Disciplinary Panel shall find that the violations set forth in such allegations have been committed and shall impose a sanction for such violations. The Disciplinary Panel shall promptly notify the respondent in writing of any sanction imposed pursuant to this Rule 707 and advise the respondent that the respondent may request a hearing on such sanction within 20 days of the respondent being served with such notice. Any failure by the respondent to timely request a hearing with respect to a notice of sanctions will be deemed to be an acceptance of the sanctions in such notice and waiver of any right to appeal such sanctions.

(e)   A respondent shall be granted a hearing before a Disciplinary Panel for every instance in which such respondent (i) denies an allegation and requests a hearing in accordance with paragraph (b) above, or (ii) requests a hearing in accordance with paragraph (d) above.

708.   Service of Notice of Charges

Any notice of charges or other documents contemplated to be served pursuant to this Chapter 7 may be served (and service shall be deemed complete) either: (i) upon the respondent personally, by leaving the same at his place of business or by deposit in the United States mail, postage prepaid, via registered or certified mail addressed to the respondent at the address as it appears on the books and records of the Company, or (ii) transmittal by electronic mail to the respondent's electronic mail address as it appears on the books and records of the Company, if followed by a hard copy of the document sent promptly thereafter by registered or certified mail addressed to the respondent at the respondent's address as it appears on the books and records of the Company.

709. **Settlements**

(a)   A respondent or potential respondent may at any time propose in writing an offer of settlement to anticipated or instituted disciplinary proceedings. Any offer of settlement should contain proposed findings and sanctions and be signed by the respondent or potential respondent and submitted to the Compliance Department. A respondent or potential respondent may offer to settle disciplinary proceedings without admitting or denying the findings contained in the order of the disciplinary proceedings but must accept the jurisdiction of the Company over it and over the subject matter of the proceedings and consent to the entry of the findings and sanctions imposed.

(b)   If a respondent or potential respondent submits an offer of settlement in accordance with paragraph (a) of this Rule 709, the Compliance Department will forward the offer to the Disciplinary Panel with a recommendation on whether to accept or reject the offer. The respondent or potential respondent may withdraw such offer of settlement at any time before acceptance by the Disciplinary Panel, but may not withdraw such offer at any time after acceptance by the Disciplinary Panel.

(c)   The Disciplinary Panel may accept the offer of settlement, but may not alter the terms of a settlement offer unless the respondent or potential respondent agrees.

(d)   If an offer of settlement is accepted by the Disciplinary Panel, it shall issue a written decision specifying:

(i)   the Rule violations it has reason to believe were committed, including the basis or reasons for its conclusions;

(ii)   any sanction to be imposed, which must include full customer restitution where customer harm has been demonstrated; and

(iii)   if applicable, that the respondent has accepted the sanctions imposed without either admitting or denying the Rule violations.

(e)   In the event that the Disciplinary Panel accepts an offer of settlement without the agreement of the Compliance Department, the decision must adequately support such acceptance.

(f)   If an offer of settlement is accepted and the related order of disciplinary proceedings becomes final, the respondent's submission of the offer will be deemed to constitute a waiver of the right to notice, opportunity for a hearing and review and appeal under these Rules.

(g)   If the offer of settlement of a respondent or potential respondent is not accepted by the Disciplinary Panel, fails to become final or is withdrawn by the respondent or potential respondent before its acceptance by the Disciplinary Panel, the matter will proceed as if the offer had not been made and the offer and all documents relating to it will not become part of the record. Neither a respondent or potential respondent nor the Compliance Department may use an unaccepted offer of settlement as an admission or in any other manner at a hearing of, or appeal from, disciplinary proceedings.

710.   Disciplinary Panels

(a)   The Disciplinary Panel shall conduct hearings in connection with any disciplinary proceedings (except for summary impositions of fines pursuant to Rule 717), to make findings, render decisions, and impose sanctions pursuant to this Chapter 7.

(b)   Each Disciplinary Panel shall be composed of three individuals selected by the CCO. The Disciplinary Panel shall meet the requirements set forth in SEC Regulation 242.834(d) (Disciplinary Committees and Hearing Panels). Except in cases limited to the timely submission of accurate records, each Disciplinary Panel shall consist of at least one individual who would not be disqualified from serving as a Public Director, who shall chair the Disciplinary Panel.

(c)   No member of the Compliance Department may serve on a Disciplinary Panel.

(d)   Except as may otherwise be provided in these Rules, the Board may at any time remove any member of a Disciplinary Panel for cause.

(e)   Within 10 days of being notified of the appointment of the Disciplinary Panel, a respondent may seek to disqualify any individual named to the Disciplinary Panel for the reasons identified in these Rules, by serving written notice on the CCO and providing a copy thereof to the chairperson of the Disciplinary Panel. By not timely filing a request for disqualification, the respondent will be deemed to have waived any objection to the composition of a Disciplinary Panel. The CCO will decide, in his or her sole discretion, the merits of any request for disqualification. Any such decision will be final and not subject to appeal.

(f)   All information, records, materials and documents provided to the Disciplinary Panel and all deliberations, testimony, information, records, materials and documents related thereto shall be treated as non-public and confidential and shall not be disclosed, except as necessary to further a Company investigation or as otherwise required by law. No individual shall serve on a Disciplinary Panel unless that individual has agreed in writing that he will not publish, divulge, or make known in any manner facts or information regarding the business of any Person or other information which may come to his or her attention in his official capacity as a member of the

Disciplinary Panel, except (i) when reporting to the Board or to a Standing Committee concerned with such information, (ii) when reporting to the Compliance Department, (iii) when requested by the SEC or other government agency, or (iv) when compelled to testify in any judicial or administrative proceeding.

711. Convening Hearings of Disciplinary Proceedings

(a) All disciplinary proceedings (except for summary impositions of fines pursuant to Rule 717) will be conducted at a hearing before a Disciplinary Panel. Hearings will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Disciplinary Panel may appoint an expert to attend any hearing and assist in deliberations if such expert agrees to be subject to an appropriate confidentiality agreement.

(b) After reasonable notice to each respondent, the Disciplinary Panel will promptly convene a hearing to conduct the disciplinary proceedings with respect to such respondent. Parties to a disciplinary proceeding include each respondent and the Compliance Department.

(c) The chairperson of the Disciplinary Panel may continue, adjourn or otherwise conduct the hearing, as he may deem appropriate. The chairperson of the Disciplinary Panel will determine all procedural and evidentiary matters, including the admissibility and relevance of any evidence proffered. In determining procedural and evidentiary matters, the chairman of the Disciplinary Panel will not be bound by any evidentiary or procedural rules or law. Once admitted during the hearing, the Disciplinary Panel may consider, and attach the weight it believes appropriate to, evidence or other materials. The Company's Legal Team will provide guidance to the chairperson of the Disciplinary Panel on the conduct of the hearing.

(d) Except for procedural and evidentiary matters decided by the chairperson of the Disciplinary Panel pursuant to paragraph (c) of this Rule 711 and Rule 712 below, unless each respondent otherwise consents, the entire Disciplinary Panel must be present during the entire hearing and any related deliberations.

712. Respondent Review of Evidence

(a) Prior to the commencement of a hearing, each respondent will be given the opportunity, subject to paragraphs (b), (c) and (d) below, to review all books, records, documents, papers, transcripts of testimony and other tangible evidence in the possession or under the control of the Company that the Compliance Department will use to support the allegations and proposed sanctions in the notice of charges or which the chairman of the Disciplinary Panel deems relevant to the disciplinary proceedings. Notwithstanding the foregoing, no respondent will have the right to review, and the Company will have no obligation to disclose, any information protected by attorney-client privilege. All requests for such information must be made not less than 10 days prior to the scheduled hearing date, unless the chairman of the Disciplinary Panel agrees otherwise.

(b)   If any books, records, documents, papers, transcripts of testimony, or other tangible evidence contain information that could adversely affect the competitive position of the Person providing the information or if such information might compromise other investigations being conducted by the Compliance Department, the Compliance Department may redact, edit or code such information before furnishing it to the respondent.

(c)   Notwithstanding anything in paragraph (b) of this Rule 712 to the contrary, the Compliance Department:

(i)   will not redact, edit or code competitive or investigative information contained in documents in a manner that would materially impair the respondent's ability to defend against the allegations or proposed sanctions in the notices of charges, and

(ii)   will provide the respondent with access to the information and portions of the documents that the Compliance Department intends to rely on to support the allegations or proposed sanctions in the notice of charges.

(d)   For purposes of this Rule 712, information that could adversely affect competitive positions includes positions in Security-Based Swaps currently held, trading strategies employed in establishing or liquidating positions, the identity of any Participant, Authorized User, or other Person and the personal finances of the Person providing the information.

(e)   The respondent shall treat as confidential all data and information provided to it pursuant to this Rule 712, and shall not disclose any such data or information, except as necessary to the respondent's defense of notice of charges and any appeal of the decision of the Disciplinary Panel.

713.   Conducting Hearings of Disciplinary Panels

(a)   At a hearing conducted in connection with any disciplinary proceedings, the Compliance Department will present its case supporting the allegations and proposed sanctions in the notice of charges to the Disciplinary Panel. If a respondent has timely filed an answer to the notice of charges in accordance with Rule 707, the respondent is entitled to attend and participate in the hearing.

(b)   At a hearing conducted in connection with any disciplinary proceedings, the Compliance Department and each respondent may:

(i)   present evidence and facts determined relevant and admissible by the chairman of the Disciplinary Panel;

(ii)   call and examine witnesses; and

(iii)   cross-examine witnesses called by other parties.

(c)   If the respondent fails to file an answer, has filed a general denial, or if any or all of the allegations in the notice of charges are not expressly denied in the respondent's answer, the chairman of the Disciplinary Panel may limit evidence concerning any allegations not expressly denied in determining the sanctions to impose. If a respondent fails to file an answer but appears at the hearing, the respondent may not participate in the hearing (by calling or cross-examining witnesses, testifying in defense, presenting evidence concerning the notice of charges, or otherwise) unless the Disciplinary Panel determines that the respondent had a compelling reason for failing to timely file an answer. If the Disciplinary Panel determines that the respondent had a compelling reason for failing to timely file an answer, the Disciplinary Panel will adjourn the hearing and direct the respondent to promptly file the written answer in accordance with Rule 707.

(d)   Any Person entitled, or required or called upon, to attend a hearing before a Disciplinary Panel pursuant to paragraph (b)(ii) of this Rule 713 will be given reasonable notice, confirmed in writing, specifying the date, time and place of the hearing, and the caption of the disciplinary proceedings. The Company will require all natural persons acting as employees or agents of Participants, Authorized Users, and other Persons that are called as witnesses to appear at the hearing and produce evidence. The Company will make reasonable efforts to secure the presence of all other Persons called as witnesses whose testimony would be relevant.

(e)   If during any disciplinary proceedings the Disciplinary Panel determines that a reasonable basis exists to believe that the respondent violated a Rule or a provision of Applicable Law other than the violations alleged in the notice of charges, the Disciplinary Panel may consider those apparent violations after providing the respondent with an opportunity to answer the additional allegations in accordance with Rule 707. In connection with considering apparent violations pursuant to this paragraph (e), the Disciplinary Panel may request that the Compliance Department provide the Disciplinary Panel with any additional information.

(f)   The Disciplinary Panel may summarily impose sanctions on any Person that impedes or delays the progress of a hearing.

(g)   The Company will arrange for any hearing conducted in connection with disciplinary proceedings to be recorded verbatim, or substantially verbatim, in a manner capable of accurate transcription. The record shall not be transcribed unless requested by SEC staff or the respondent, the decision is appealed or the decision is reviewed by the SEC, pursuant to SEC Regulation 242.819(g) (Disciplinary Procedures and Sanctions). If the respondent requests a copy of all or portions of the recording of a hearing, the chairman of the Disciplinary Panel may within his sole discretion order the respondent to pay the costs for transcribing the recording of the hearing.

(h)   No interlocutory appeals of rulings of any Disciplinary Panel or chairman of the Disciplinary Panel are permitted.

714. Decision of Disciplinary Panel

(a) As promptly as reasonable following a hearing, the Disciplinary Panel will issue an order rendering its decision based on the weight of the evidence contained in the record of the disciplinary proceedings. A decision by a majority of the Disciplinary Panel will constitute the decision of the Disciplinary Panel.

(b) The Company will serve a copy of the order of the Disciplinary Panel on the respondent and the Compliance Department. The order will include:

    (i) the notice of charges or summary of the allegations;

    (ii) the answer, if any, or a summary of the answer;

    (iii) a brief summary of the evidence introduced at the hearing (or, where appropriate, incorporation by reference of the Investigation Report);

    (iv) findings of fact and conclusions concerning each allegation, including each specific Rule that the respondent is found to have violated;

    (v) the imposition of sanctions, if any, and the effective date of each sanction; and

    (vi) notice of the respondent's right to appeal pursuant to Rule 716.

(c) A Disciplinary Panel shall be dissolved automatically when it has decided the matter for which it was appointed and has notified the respondent and the CCO in writing of its decision.

(d) Unless a timely notice of appeal is filed pursuant to Rule 716, the order of the Disciplinary Panel will become final upon the expiration of 20 days after the order is served on the respondent and a copy thereof is provided to the Compliance Department.

715. Sanctions

(a) After notice and opportunity for hearing in accordance with these Rules, the Company may impose sanctions if any Participant is found to have violated or to have attempted to violate a Rule for which the Company possesses jurisdiction. Any such sanctions shall take into account the respondent's disciplinary history (if any). The Company may impose one or more of the following sanctions or remedies:

    (i) a warning letter, provided that no more than one warning letter may be issued to the same respondent found to have committed the same rule violation within a rolling 12-month period;

    (ii) censure;

(iii)   limitation, restriction or qualification of Trading Privileges or other activities, functions, or operations;

(iv)   suspension of Trading Privileges for a period not to exceed 12 months;

(v)   fine (subject to paragraph (b) of this Rule 715);

(vi)   restitution or disgorgement, to include restitution in the event of customer harm, except where the amount of restitution or to whom it should be provided cannot be reasonably determined;

(vii)   termination of Trading Privileges;

(viii)   expulsion; or

(ix)   any other sanction or remedy deemed to be appropriate.

(b)   The Company may impose a fine of up to $100,000 for each violation. If a fine or other amount is not paid within 30 days of the date that it becomes payable, then interest will accrue on the sum from the date that it became payable at the quoted prime rate plus three per cent. The Company has sole discretion to select the bank on whose quotations to base the prime rate. Each Person will be responsible for paying its own fine for a violation.

716.   Appeal from Disciplinary Panel Decision, **Summary Impositions of Fines and Other Summary Actions**

(a)   Each respondent found by the Disciplinary Panel to have violated a Rule or who is subject to any summary fine imposed pursuant to Rule 717 or any summary action imposed pursuant to Rule 718 may appeal the decision within 20 days of receiving the order of the Disciplinary Panel or the notice of summary action, as the case may be, by filing a notice of appeal with the CCO.

(b)   The Compliance Department may appeal all or any part of a decision of the Disciplinary Panel, including any sanctions that may or may not have been imposed by the Disciplinary Panel, within 20 days of receiving the order of the Disciplinary Panel.

The Compliance Department must file a notice of appeal with the CCO.

(c)   While an appeal is pending, the effect of the order of the Disciplinary Panel or the summary action (including any sanctions, remedies or costs imposed thereby) shall be suspended.

(d)   The notice of appeal must state in writing the grounds for appeal, including the findings of fact, conclusions or sanctions to which the respondent objects. An appellant may appeal the order of the Disciplinary Panel or any summary action on the grounds that:

<blockquote>

(i)   the order or summary action was arbitrary, capricious, an abuse of discretion, or not in accordance with these Rules;

(ii)   the order or summary action exceeded the authority or jurisdiction of the Disciplinary Panel, the CCO, the Board or the Company;

(iii)   the order or summary action failed to observe required procedures;

(iv)   the order or summary action was unsupported by the facts or evidence; or

(v)   the sanctions, remedies or costs which were imposed were inappropriate or unsupported by the record.
</blockquote>

(e)   The CCO will forward copies of any notice of appeal to all parties to the disciplinary proceeding or summary action, as the case may be, except the appellant. On or before the 20th day after filing a notice of appeal, the appellant must file with the CCO and serve on the Compliance Department a brief supporting the notice of appeal and documents supporting the brief. On or before the 20th day after the date on which the appellant serves their supporting brief, the appellee must file and serve its brief in opposition. On or before the 10th day after the date on which the appellee serves its brief in opposition, the appellant must file and serve a brief in reply on the Compliance Department.

(f)   In connection with any appeal, the Compliance Department will furnish to the CCO and to the respondent/appellant a transcript of the hearing, any exhibits introduced at the hearing, the notice of appeal and briefs filed to support and oppose the appeal.

(g)   No later than 30 days after the last submission filed pursuant to paragraph (d) of this Rule 716, the CCO will appoint an Appellate Panel to consider and determine the appeal. An Appellate Panel shall be comprised of three individuals, none of whom shall be a member of the Compliance Department or have been a member of any Disciplinary Panel involved in the matters on appeal. The chairman of the Appellate Panel shall be an individual who would not be disqualified from serving as a Public Director.

(h)   Within 10 days of being notified of the appointment of the Appellate Panel, a respondent may seek to disqualify any individual named to the Appellate Panel for the reasons identified in these Rules, by serving written notice on the CCO. By not timely filing a request for disqualification, the respondent will be deemed to have waived any objection to the composition of the Appellate Panel. The CCO will decide the merits of any request for disqualification within their sole discretion. Any such decision will be final and not subject to appeal.

(i)   The Appellate Panel may hold a hearing to allow parties to present oral arguments. Any hearing will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Appellate Panel may appoint an expert to attend any hearing and assist in the deliberations if such individuals agree to be subject to appropriate confidentiality agreements. In determining procedural and evidentiary matters, the Appellate Panel will not be bound by evidentiary or procedural rules or law.

(j)   The Appellate Panel will only consider on appeal the record before the Disciplinary Panel or, in the case of a summary action, the record considered by the CCO, the notice of appeal, the briefs filed in support and opposition of the appeal, and any oral arguments of the parties. The Appellate Panel may only consider new evidence when the Appellate Panel is satisfied that good cause exists for why the evidence was not introduced during the disciplinary proceeding or when imposing the summary action.

(k)   After completing its review, the Appellate Panel may affirm, modify or reverse any order of the Disciplinary Panel or summary action under appeal, in whole or in part, including increasing, decreasing or eliminating any sanction or remedy imposed, imposing any other sanction or remedy authorized by these Rules, or remanding the matter to the same or a different Disciplinary Panel for further disciplinary proceedings or for reconsideration by the CCO in the case of summary action. The Appellate Panel may order a new hearing for good cause or if the Appellate Panel deems it appropriate.

As promptly as reasonably possible following its review, the Appellate Panel will issue a written decision on appeal rendering its decision based on the weight of the evidence before the Appellate Panel. The decision of the Appellate Panel will include a statement of findings of fact and conclusions for each finding, sanction, remedy and cost reviewed on appeal, including each specific Rule and provision of Applicable Law that the respondent is found to have violated, if any, and the imposition of sanctions, remedies and costs, if any, and the effective date of each sanction, remedy or cost. If pursuant to the decision of the Appellate Panel a disciplinary action is to be imposed, then within thirty days of the issuance of such action, the Company will provide written notice of such action to (i) the person against whom the action was taken.

(l)   The Appellate Panel's written decision on appeal (including findings of fact and conclusions and the imposition of sanctions, remedies and costs, and the effective date of any sanction, remedy cost) will be the final action of the Company and will not be subject to appeal within the Company. Any disciplinary or access denial action imposed by the Company pursuant to the Appellate Panel's decision will not become effective until at least fifteen days after the written notice required under paragraph (l) of this Rule is delivered to the person disciplined or denied access.

717.   **Summary Imposition of Fines**

(a)   The CCO may summarily impose a fine against a Person for failing:

    (i)   to timely pay fees, cost, charges or fines to the Company;

(ii)   to make timely and accurate submissions to the Company of notices, reports or other information required by these Rules; and

(iii)   to keep any books and records required by these Rules.

(b)   The Compliance Department, acting on behalf of the CCO will give notice of any fine imposed pursuant to this Rule 717 to each Person subject thereto. The notice will specify (i) the violation of these Rules for which the fine is being imposed, (ii) the date of the violation and (iii) the amount of the fine. Within 20 days of serving the notice of fine, the recipient must either pay or cause the payment of the fine or file notice of an appeal pursuant to Rule 716. Unless timely notice of appeal is filed pursuant to Rule 716, the fine will become final upon the expiration of 20 days after the notice of fine is served on the recipient.

(c)   The Company will set the amount of any fines imposed pursuant to this Rule 717, with the maximum fine for each violation not to exceed $5,000. Summary imposition of fines pursuant to this Rule 717 will not preclude the Company from bringing any other action against the recipient.

718.   Summary Suspensions and Other Summary Actions

(a)   Notwithstanding anything in these Rules to the contrary, if the CCO believes that immediate action is necessary to protect the best interests of the Company or the marketplace, the CCO, after consultation with the Board, may summarily suspend, revoke, limit, condition, restrict or qualify: (i) the Trading Privileges of a Participant, (ii) the exercise of such Trading Privileges by any of its Authorized Users, or (iii) take other summary action against a Participant or any of its Authorized Users in accordance with these Rules.

Whenever practicable, the Compliance Department, acting on behalf of the CCO shall provide prior written notice to the party against whom any action in accordance with paragraph (a) shall be taken. If prior notice is not practicable, the Company will give notice at the earliest possible opportunity to the respondent against whom the action is brought. The Compliance Department, acting on behalf of the CCO, will prepare a notice of summary action (which will state the action, the reasons for the action, and the effective time, date and duration of the action) and serve the notice on such party and advise the recipient of the notice of its right to a prompt hearing before a Disciplinary Panel and its right to be represented by legal counsel or other representative at such hearing. A request by the recipient of the notice for such a hearing shall not delay the effectiveness of the summary action.

(b)   At the request of the Company, a respondent against whom a summary action is brought pursuant to this Rule 718 must provide books and records over which the respondent has access or control and must furnish information to, or appear or testify before, the Company or the Disciplinary Panel with the enforcement of any Rule.

(c)   If a hearing is requested pursuant to paragraph (b) of this Rule 718, the Disciplinary Panel will promptly convene a hearing to be conducted in accordance with Rule 713.

(d)   As promptly as reasonably possible after the hearing, the Disciplinary Panel will issue to the respondent a written order affirming, modifying, or reversing the summary action. The order will include a description of the summary action taken, a summary of the evidence introduced at the reinstatement hearing, a statement of findings of fact and conclusions, a description of any action taken or to be taken by the Company, and the effective date, time and duration thereof.

(e)   Any decision of a Disciplinary Panel pursuant to this Rule 718 will be the final action of the Company, and not subject to appeal within the Company upon serving the respondent with a copy of the decision.

719.   Reinstatement after Summary Suspension

(a)   A respondent whose Trading Privileges are suspended, revoked, limited, conditioned, restricted or qualified pursuant to Rule 718 may apply for reinstatement by filing with the Compliance Department a written request stating the applicant's reasons for seeking reinstatement. The Company will not consider a respondent's request for reinstatement if the respondent:

(i)   owes any fines, fees, charges or costs to the Company;

(ii)   continues to fail to appear at disciplinary proceedings without good cause; or

(iii)   continues to impede the progress of disciplinary proceedings.

Within a reasonable period after the filing of a request for reinstatement, the Appellate Panel will conduct a hearing to consider the request. At the hearing for reinstatement, the respondent will present its case supporting the reinstatement and the Compliance Department, acting on behalf of the CCO may, in its discretion, present its case opposing or supporting the reinstatement and each may present relevant and admissible evidence and facts and call, examine and cross-examine witnesses. At the hearing for reinstatement, the Company may require any Participant or Authorized User (and, as applicable, any employees or Affiliates) involved in activity proposed to be conducted on the SBSEF to appear as witnesses and produce evidence if the Appellate Panel determines that the evidence is relevant.

(b)   As promptly as reasonably possible after a reinstatement hearing, the Appellate Panel will issue an order reinstating, denying the reinstatement, or placing conditions on the reinstatement of the Trading Privileges of the respondent. The order will include a brief summary of the evidence introduced at the reinstatement hearing; and, if applicable, findings of fact and conclusions not contained in the notice of summary action issued pursuant to Rule 718(b) above. The order of the Appellate Panel may not be appealed.

720.   Rights and Responsibilities after Suspension or Termination

(a)   When the Trading Privileges of a Participant or the exercise of such Trading Privileges by an Authorized User are suspended for a period of 12 months or less, none of its rights or Trading Privileges (including the right to hold oneself out to the public as a Participant or Authorized User or enter Orders on the SBSEF and receive Participant rates for fees, costs, and charges, as applicable) will apply to such Participant or Authorized User during the period of the suspension, except for the right to assert claims against others as provided in Chapter 8 of these Rules. Any such suspension will not affect the rights of creditors under these Rules or relieve the Participant or Authorized User of its obligations under these Rules to perform with respect to any Trades entered into before the suspension, or for any Company fees, costs, or charges incurred during the suspension. The Company may discipline a suspended Participant or Authorized User under this Chapter 7 for any violation of a Rule or provision of Applicable Law committed by the Participant or Authorized User before, during or after the suspension.

(b)   When the Trading Privileges of a Participant or the exercise of such Trading Privileges by an Authorized User are terminated, all of its rights or Trading Privileges, as applicable, will terminate, except for the right of the Participant or Authorized User in question to assert claims against others, as provided in Chapter 8 of these Rules. Any such termination will not affect the rights of creditors under these Rules. A terminated Participant or Authorized User may only seek to reinstate its authorization to exercise Trading Privileges by providing the Company with satisfactory evidence that it complies with Rule 302. The Company will not consider the application of a terminated Participant or Authorized User if such Participant or Authorized User, as the case may be, fails to appear at disciplinary proceedings without good cause or impedes the progress of disciplinary proceedings.

(c)   A suspended or terminated Participant or Authorized User remains subject to these Rules and the jurisdiction of the Company for any acts or omissions prior to the suspension or termination, and must cooperate in any inquiry, investigation, disciplinary proceeding, appeal from disciplinary proceedings, summary suspension or other summary action as if the suspended or terminated Participant or Authorized User still had Trading Privileges or could still exercise Trading Privileges.

721.   Notice of Disciplinary Proceedings

The Company will provide written notice of disciplinary proceedings to the parties consistent with applicable SEC Regulations. Whenever the Company suspends, expels, fines or otherwise disciplines, or denies access to the Company to any Person, the Company will make the public disclosures required by SEC Regulations.

CHAPTER 8. ARBITRATION

801. General

(a) Except as otherwise provided in these Rules, Participants, and Authorized Users shall arbitrate pursuant to these Rules in this Chapter 8 all disputes, controversies and claims between or among themselves arising out of the Trades entered into pursuant to the rules of the SBSEF or the use of the systems or services of the Company or the services, equipment, or facilities used to support such systems or services, including, without limitation, the SBSEF. Any such claim against a Participant or Authorized User shall be brought within two years from the time that a cause of action has accrued. This Rule 801 shall in no way be construed to create a cause of action and shall not authorize an action that would otherwise be prohibited by these Rules or Applicable Law. If for any reason a court of competent jurisdiction finds that a dispute is not arbitrable, such dispute may be litigated only in accordance with Rule 1113.

(b) Notwithstanding the foregoing, this Rule 801 does not apply to disputes between or among Participants, or Authorized Users where: (i) such Persons are required by the rules of a self-regulatory organization to submit to the dispute resolution procedures of that self-regulatory organization; or (ii) such Persons have, by valid and binding agreement, committed to negotiate or litigate in a manner other than the process set out in this Chapter 8.

802. Forum and Arbitration Rules

All disputes, controversies and claims between or among Participants and Authorized Users arising out of the Trades entered into pursuant to the rules of the SBSEF or the use of the systems or services of the Company or the services, equipment, or facilities used to support such systems or services, including, without limitation, the SBSEF, shall be settled by arbitration administered by the AAA under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

803. Initiating an Arbitration Claim

(a) A Participant or Authorized User may initiate an arbitration claim by submitting the required documents and fees to AAA.

(b) A Participant or Authorized User submitting an arbitration claim shall provide notice of such claim to the Company.

804. Penalties

(a) Any failure on the part of any Participant or Authorized User to arbitrate a case subject to arbitration, or the commencement by any such Participant or Authorized User of a suit in any court prior to arbitrating a case subject to arbitration, violates these Rules and subjects such Person to disciplinary proceedings pursuant to Chapter 7.

(b)   The Company may summarily suspend, pursuant to Chapter 7, a Participant or Authorized User that fails to satisfy an arbitration award rendered in any arbitration conducted pursuant to this Chapter 8.

CHAPTER 9.   SECURITY-BASED SWAPS

901.   Security-Based Swap Specifications

The Company publishes its Security-Based Swap specifications on its website at www.glmx.com.

902.   Security-Based Swap Specification Procedures

Each Security-Based Swap will meet such specifications, and all trading in such Security-Based Swap will be subject to such procedures and requirements, as described in the terms and conditions governing such Security-Based Swap (as set forth below and in the Company's technical specifications) and will be posted on the website of the Company. The specifications for, and the procedures and requirements for trading, any Security-Based Swap may not be modified in any respect without the prior approval of the Company.

CHAPTER 10.   [RESERVED]

CHAPTER 11.   MISCELLANEOUS

1101. Legal Certainty; Confirmations

(a)   No Trade entered into pursuant to the rules of the SBSEF shall be void, voidable, subject to rescission, otherwise invalidated or rendered unenforceable as a result of:

    (i)   a violation by the SBSEF of the provisions of Part 242 of the SEC Regulations;

    (ii)   any SEC proceeding to alter or supplement a Rule, term, or condition of the SBSEF]or to declare an emergency, in either case in accordance with the Exchange Act; or

    (iii)   any other proceeding the effect of which is to:

        (A)   alter or supplement a specific term or condition or trading rule or procedure or

        (B)   require the SBSEF to adopt a specific term or condition, trading rule or procedure or take or refrain from taking a specific action.

(b)   Issuance of SBSEF Written Records of Trades.

(i)   The SBSEF shall, as soon as technologically practicable after the time of execution of a transaction entered into on or pursuant to the rules of the facility, provide a written record to each counterparty of all of the terms of the transaction that were agreed to on the facility, which shall legally supersede any previous agreement regarding such terms.

(c)   The confirmation of all terms of a Trade shall be effective as of the time of execution.

(d)   The Company may use a third-party service provider to issue Trade Records to the Participants ("Communications Agent"), provided such Communications Agent is contractually obligated to satisfy the requirements of the Company and Applicable Law. The Company shall remain responsible for providing confirmations even when utilizing a Communications Agent.

1102. Trading by Company Officials Prohibited; Misuse of Material, Non-Public Information

(a)   No Board member, member of a Disciplinary Panel or Appellate Panel or Company Official may trade (for such individual's own account, or for or on behalf of any other account), directly or indirectly, any Security-Based Swap, Security-Based Swap traded on another Security-Based Swap execution facility or other market, or any commodity interest relating thereto where such individual has access to "material non-public information" concerning such Security-Based Swap.

(b)   Company Officials, agents and independent contractors of the Company are prohibited from disclosing "material non-public information" obtained as a result of their employment, agency relationship or engagement with the Company.

(c)   No Company Official may trade (for such individual's own account, or for or on behalf of any other account) directly or indirectly any Security-Based Swap or any commodity interest related thereto.

(d)   No Person subject to the jurisdiction of the Company under Rule 301 may trade for such Person's own account, or for or on behalf of any other account, in any commodity interest, on the basis of any "material non-public information" from any Board member, member of a Disciplinary Panel or Appellate Panel, Company Official or agent or independent contractor of the Company.

(e)   All Persons subject to the jurisdiction of the Company shall not engage in any activity on or in connection with the SBSEF that would be a violation of the SEC's prohibition against fraud, manipulation or deception in connection with Security-Based Swaps (17 CFR 240.9j-i).

1103. Gifts and Gratuities

Except with the prior written approval of the CCO, no Participant, Authorized User, or Client Account shall, directly or indirectly, give or permit to be given anything of value, including gifts and gratuities, to any Director or Officer of, or individual employed by, the Company in an amount that exceeds the maximum value permitted by the Company's gifts and entertainment policy as in force from time to time.

1104. Reserved

1105. Anti-Money Laundering and Anti-Terrorism

It is Company policy (a) not to engage in or knowingly assist any money laundering or other illicit business; and (b) not to engage in or knowingly assist, or be a conduit for, terrorist financing.

Participants will be required to provide to the Company sufficient information relating to Client Accounts, if applicable, for the Company to complete "know your customer" checks and to conduct restricted list searches, including searches against the Specially Designated Nationals and Blocked Persons list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

1106. Confidentiality

Except as otherwise provided in these Rules, all non-public information provided by a Participant or Authorized User to the Company shall be held in confidence and shall not be made known to any other Person except as follows:

(a)   with the consent of the Participant or Authorized User providing such information;

(b)   to a Government Agency or the regulatory authority of any foreign jurisdiction, if the Company is requested or legally required to do so by such Government Agency;

(c)   pursuant to legal process;

(d)   to a Security-Based Swap Data Repository;

(e)   subject to appropriate confidentiality requirements, to any Person providing services to the Company;

(f)   pursuant to an information sharing agreement or other arrangement or procedures in accordance with Rule 1107;

(g)   to the Board, Board committees, Disciplinary Panels, Company Officials, attorneys, auditors, and agents and independent contractors that have been engaged by the Company who require such information in connection with the discharge of their duties to the Company; and

(h)   as otherwise permitted under these Rules.

1107. Information-Sharing Agreements

The Company may enter into agreements or other arrangements or procedures to coordinate surveillance with domestic or foreign regulators, self-regulatory organizations, clearing organizations, exchanges, markets or other execution facilities to share information and provide other forms of mutual assistance for market surveillance, audits, investigations, enforcement actions and other regulatory purposes required by SEC Regulation 242.822(e) (Information-Sharing Agreements) and Applicable Law. As part of any such information-sharing agreements or other arrangements or procedures adopted pursuant to this Rule, the Company may:

(a)   provide market surveillance reports to other markets and to clearing organizations;

(b)   share information and documents concerning current and former Participants, Authorized Users, and Client Accounts with other markets and clearing organizations, provided that such sharing does not violate any confidentiality provisions in the Rules or that the Company has agreed to in a separate agreement;

(c)   share information and documents concerning ongoing and completed investigations with other markets and clearing organizations; and/or require Participants, Authorized Users and Client Accounts to provide information and documents to the Company as reasonably practicable.

1108. Force Majeure

Notwithstanding any other provision of these Rules, the Company shall not be obligated to perform its obligations under these Rules or any agreement with a Participant, or to compensate any Person for losses occasioned by any delay or failure of performance, to the extent a delay or failure of performance is the result of circumstances that the Company determines, in its sole discretion, may have an adverse effect upon the functions and facilities of the Company, including acts of God, fire or other natural disasters, bomb threats, acts of terrorism or war, severely inclement weather, power outages, or interruption in telecommunications or Internet services or services by network service providers.

1109. Extension or Waiver of Rules

The Company may, in its sole discretion, waive, or extend the time period for performing, any act or acts designated by these Rules, but only to the extent that such waiver or extension is not inconsistent with the Exchange Act or SEC Regulations.

1110. Effect of Amendment, **Repeal or New Rule**

(a)   The Company may, in compliance with the Exchange Act and SEC Regulations, amend or repeal any Rule and/or adopt new Rules through the publishing of a Notice to Participants pursuant to Rule 310.

(b)   Any such amendment or repeal of a Rule or adoption of a new Rule, shall, upon the effective date of such amendment, repeal or adoption, as applicable, be binding on all Persons subject to the jurisdiction of the Company (regardless of when any such Person became subject to the Company's jurisdiction).

(c)   Any such amendment or repeal of a Rule or adoption of a new Rule, shall, upon the effective date of such amendment, repeal or adoption, as applicable, be binding on all Trades executed after the effective date.

(d)   Any such amendment or repeal of a Rule or adoption of a new Rule regarding the disclosure or confidentiality of SBSEF Data or information about a Participant or Authorized User, as applicable, shall be binding on all Persons subject to the jurisdiction of the Company after the effective date.

1111. Signatures

Rather than rely on an original signature, the Company may elect to rely on a signature that is transmitted, recorded or stored by any electronic, optical, or similar means (including telecopy, imaging, photocopying, electronic mail, electronic data interchange, telegram, or telex) as if it were (and the signature shall be considered and have the same effect as) a valid and binding original.

1112. Governing Law; Legal Proceedings

(a)   The Rules, and the rights and obligations of the Company, Participants, Authorized Users and any other Person under these Rules, shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and performed wholly within the State of New York, without regard to any provisions of New York law that would apply the substantive law of a different jurisdiction.

(b)   Any action, suit or proceeding against the Company, its Officers, Directors, limited liability company members, employees, agents or any member of any committee must be brought within one year from the date that a cause of action has accrued. Any such action, suit or proceeding shall be brought in the State or Federal courts located within the Borough of Manhattan in the City of New York. Each Participant, Authorized User and any other Person under these Rules expressly consents to the jurisdiction of any such court, waives any objection to venue therein, and waives any right it may have to a trial by jury.

(c)   In the event that any Person fails to prevail in a lawsuit or other legal proceeding related to the business of the Company instituted by such Person against (i) the Company or (ii) any Affiliate of the Company, or any of their respective officers, directors, equity holders, employees, agents, or any member of any committee, such Person shall pay to the Company all expenses, including reasonable attorneys' fees, incurred by the Company in the defense of such proceeding. This paragraph shall not apply to Company disciplinary actions, appeals thereof, or any instance in which the Board has granted a waiver of the provisions hereof.

(d)   Notwithstanding the foregoing, this Rule 1112 shall not apply to disputes between or among Participants, or Authorized Users where such Persons have, by valid and binding agreement, committed to negotiate or litigate in a manner other than the process set out in this Rule 1112.